ANNUAL INFORMATION FORM

For the year ended December 31, 2020

Dated as of March 25, 2021

FORWARD LOOKING STATEMENTS

This Annual Information Form of SilverCrest Metals Inc. (the "Company" or "SilverCrest") contains "forward-looking statements" within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities (including the plan for production at Las Chispas (as defined below) by the second half ("H2") of 2022); permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; the development and advancement of the Company's ESG (as defined below) strategy and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; commencement of production at Las Chispas (as defined below) by H2, 2022; regulatory restrictions; activities by governmental authorities and changes in legislation; community relations; the speculative nature of mineral exploration; the global economic climate; loss of key employees; additional funding requirements; title to mineral claims or property; and the ultimate impact of the COVID-19 pandemic on operations. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this Annual Information Form if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

1. GENERAL

1.1 Date of Information

All information in this Annual Information Form is as of March 25, 2021, unless otherwise indicated, and the information contained herein is current as of such date, unless otherwise stated.

1.2 Conversion Table

All data and information is presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

1.3 Technical Abbreviations

Ag	silver	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
AgEq	silver equivalent	NSR	net smelter returns
Au	gold	oz	ounce(s)
cm	centimetres	Pb	Lead
Cu	copper	RC	reverse circulation
g	grams	t	Tonne
gpt	grams per tonne	tpd	tonnes per day
km	kilometres
m	metres

1.4 Currency

All dollar ($) amounts stated in this Annual Information Form refer to United States dollars ($ or US$) unless Canadian dollars (C$) are indicated. On March 23, 2021, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2562 (C$1.00 = US$0.7961). On December 31, 2020, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2732 (C$1.00 = US$0.7854).

During 2020, the Company changed its presentation currency to US$ from C$. The Company applied the change in presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been US$.

1.5 Qualified Persons

N. Eric Fier, CPG, P. Eng, is a "qualified person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Executive Officer and a director of SilverCrest. Other qualified persons are responsible for the technical and scientific information contained in the technical reports incorporated by reference in this Annual Information Form. See "Interests of Experts - Names of Experts".

2. CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

SilverCrest Metals Inc. was incorporated under the name "1040669 B.C. Ltd." under the Business Corporations Act (British Columbia) ("BCBCA") on June 23, 2015.  The Notice of Articles of the Company was subsequently amended on August 11, 2015, to change the name of the Company to "SilverCrest Metals Inc.". Upon the Company's incorporation on June 23, 2015, the Company was a wholly owned subsidiary of SilverCrest Mines Inc. ("SilverCrest Mines").  The Company was established as part of an arrangement (the "Arrangement") completed under the BCBCA on October 1, 2015, pursuant to which First Majestic Silver Corp. ("First Majestic") acquired SilverCrest Mines after the Company was spun off from SilverCrest Mines to the former shareholders of SilverCrest Mines. The Arrangement resulted in the Company holding title to various exploration properties located in Mexico that were formerly held by SilverCrest Mines.  The common shares of the Company (the "Common Shares") commenced trading on the TSX Venture Exchange ("TSX-V") on October 9, 2015 and were listed on the NYSE American ("NYSE") on August 21, 2018. The Common Shares commenced trading on the Toronto Stock Exchange ("TSX") on August 29, 2019, and were concurrently delisted from the TSX-V.

The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.  The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

2.2 Intercorporate Relationships

Subsidiary	Location	Ownership	Principal activity
NorCrest Metals Inc. (“NorCrest”)	Canada	100%	Holding Company
Compañía Minera La Llamarada, S.A. de C.V. (“La Llamarada”)	Mexico	100%	Exploration and development
Tinto Roca Exploración, S.A. de C.V.	Mexico	100%	Service company
Altadore Energía, S.A. de C.V.	Mexico	100%	Service company
Babicanora Agrícola del Noroeste, S.A. de C.V.	Mexico	100%	Maintenance of surface rights
SilverCrest Metals de México, S.A. de C.V.	Mexico	100%	Exploration

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Overview

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on making new discoveries and value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico. The Company's principal focus is currently its Las Chispas property ("Las Chispas" or the "Las Chispas Project"), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers, and consists of 28 concessions totalling approximately 1,401 hectares. The Company has recently filed the Las Chispas Feasibility Study (defined below) and is proceeding with mine construction. Startup of production at the Las Chispas Project is targeted for mid-2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico, comprised of the El Picacho property, Cruz de Mayo property, Angel de Plata property and Estacion Llano property.

The Company's Common Shares are currently traded on the TSX under the symbol "SIL" and on the NYSE under the symbol "SILV".

3.2 Three Year History

2018

Las Chispas

SilverCrest completed its 2017 Phase II exploration program in February 2018 and announced the final results of its exploration program with an initial resource estimate for Las Chispas. The Company filed an independent NI 43-101 technical report disclosing the Las Chispas resource estimate titled, "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective February 12, 2018. The resource estimate was focused on an estimated 3.5 kilometres of approximately 12 kilometres of the estimated cumulative vein strike length in the district. Upon completion of its Phase II exploration program in February 2018, the Company commenced a Phase III exploration program, initially estimated to cost $15.0 million, of 140 holes and 45,000 metres of drilling.

In February 2018, La Llamarada purchased the Rancho Cuesta Blanca, covering an area of 671.9 hectares. The Company owns approximately two -thirds of the surface rights covering its optioned mining concessions. A 20--year lease agreement for land access and exploration activities to the remaining one -third of the surface rights on the mineral concessions is in place with a local Ejido.

On September 19, 2018, the Company announced an updated resource estimate for Las Chispas and, on November 21, 2018, filed a technical report pursuant to NI 43-101 titled "Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" dated November 19, 2018, with an effective date of September 13, 2018.The mineral resource estimate was based on the Company's Phase I, II and partial Phase III exploration programs from March 2016 to September 13, 2018, which included a total of 82,810 metres of drilling in 305 holes. The resource estimate included an estimated 5.5 kilometres of approximately 20 kilometres of cumulative vein strike length in the district.

As of December 31, 2018, SilverCrest expanded its drilling for Phase III (originally estimated to be 45,000 metres in February 2018) and drilled a further 30,770 metres in 121 holes, for a total of 67,830 metres in 243 holes for its Phase III exploration program. From March 2016 to December 31, 2018, the Company drilled a cumulative 113,580 metres in 426 holes. The Company incurred C$18.3 million in exploration expenditures during 2018 for a total of C$31.3 million since inception of Las Chispas.

Guadalupe Property

In late February, 2018, the Company entered into an assignment of mining concession agreement for the sale of 100% title of the Guadalupe Mining Concession.

Other Properties

In May 2018, the Company reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of $50,000. During 2018, the Company made an additional payment of $50,000 in accordance with the assignment agreement.

While the Company continues to have a 100% ownership or option interest in the Cruz de Mayo, Huasabas, Angel de Plata, and Estacion Llano properties, no substantive exploration expenditures are currently budgeted or planned. As a result, the Company recorded an impairment expense of C$292,336 for all previously capitalized costs related to these properties. The Company considers these properties to be non-material and continues to hold the concessions in good standing under care and maintenance.

Financings

In connection with the appointment of Christopher Ritchie as President of the Company, the Company completed a private placement of C$749,988 with Mr. Ritchie. The private placement, which closed on January 17, 2018, was comprised of 451,800 units at a price of C$1.66 per unit, with each unit consisting of one Common Share and one half of one Common Share purchase warrant. Each whole warrant was exercisable for one Common Share at a price of C$2.29 per Common Share for a term of two years.

In May 2018, the Company completed a short form prospectus offering whereby the Company issued 8,214,450 Common Shares at a price of $2.10 for gross proceeds of C$17.3 million.

In December 2018, the Company completed a private placement with SSR Mining Inc. of 8,220,645 Common Shares at a price of C$3.73 per Common Share for gross proceeds of C$30.6 million.

2019

Las Chispas

During December 2018, the Company selected its contractor to construct an exploration decline (Santa Rosa) to access the Babicanora Vein, Area 51 zone. As of February 2019, the Company obtained the necessary permits and commenced work on the decline, estimated to be 550 metres long, 4.5 metres wide by 4.0 metres in height. On March 14, 2019, the Company announced an updated mineral resource estimate for Las Chispas and filed a technical report on May 14, 2019 titled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" 2019, effective February 8, 2019 and dated March 14, 2019., This resource estimate was based on the Company's Phase I, II, and partial Phase III exploration programs conducted from March 2016 to February 8, 2019 and was classified as an Indicated and Inferred Mineral Resource.On July 5, 2019, the Company filed a technical report titled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico, effective May 15, 2019, which report was amended July 19, 2019 and filed July 22, 2019 (the "Las Chispas Preliminary Economic Assessment"). The Las Chispas Preliminary Economic Assessment was the first economic assessment of a potential underground mining operation at Las Chispas and took into account the combined geological, mining, metallurgical, processing, and permitting considerations into a financial assessment. The work was based largely on exploration work completed by SilverCrest and was an early-stage snapshot of a conceptual mining operation which lacked the detailed investigations and engineering required to advance the project towards production. Conclusions drawn from this work provided an estimate for the time and work needed to move the Las Chispas Project from the preliminary economic assessment level to a feasibility study level. Site work, which commenced mid-May 2019, included metallurgical testing, geotechnical work and analysis, hydro-geology, trade-off mining studies, ongoing environmental baseline work, tailings characterization, tailings underground backfill study, and additional survey work.

On July 18, 2019, the Company received notification from the Secretaria de Medio Ambiente y Recuros Naturales ("SEMARNAT") granting approval of the Environmental Impact Statement ("MIA" or the "Operating Permit) for the development of its Las Chispas Project in the State of Sonora, Mexico. The receipt of the MIA provided the Company with conditional approval to construct a 3,000 (maximum capacity) tonne per day underground ("U/G") mine and a conventional processing facility with subsequent dry stack tailings and U/G backfill for Las Chispas. The MIA is based on several conditions and standard requirements.

On August 22, 2019, the Company announced its approval from the Secretaria de la Defensa Nacional ("SEDENA") for the operational storage and use of explosives (the "General Explosives Permit") for Las Chispas. Prior to receiving the General Explosives Permit, the Company held a temporary explosives permit for construction until late June 2019.

In 2019, the construction of a 586-metre exploration decline (Santa Rosa) into the high-grade Area 51 zone of the Babicanora Vein was completed, successfully intersecting the Babicanora Vein in June 2019. On October 16, 2019, the Company announced positive reconciliation results for the Babicanora Vein in the 180-metres of mined vein strike length compared to the grades assumed in the Las Chispas Preliminary Economic Assessment.

As of December 31, 2019, a total of approximately 2,800 metres of underground work had been completed including an estimated 650 metres of in-vein development, with approximately 23,500 tonnes of mineralized material stockpiled on the surface for future processing. The Company completed 189,000 metres of infill and expansion drilling during 2019 (142,000 infill and 47,000 expansion) and has drilled a cumulative 1,132 core holes for 302,000 metres since inception.

During 2019, the Company incurred C$50.3 million ($37.9 million) at Las Chispas towards a cumulative amount of C$76.7 million ($58.2 million) since inception. In addition, the Company made the remaining option payments and exercised its option on five mining concessions resulting in 100% ownership of these five concessions.

Other Properties

During 2019, the Company assigned 100% title of the Guadalupe Mining Concession to a third party.

During 2019, the Company formally disposed of its interest in the Huasabas Property located in Sonora, Mexico. The cancellation process for this property began in 2018 and the Company recorded the minor financial impairment of this property during the quarter ended September 30, 2018.

During 2019, the Company delivered a notice of termination to the owner of the El Gueriguito mining concession, one of the two concessions that make up the Cruz de Mayo Property.

Financings

During 2019, the Company successfully completed equity financings to raise aggregate gross proceeds of over C$122 million, as described below.

In connection with Pierre Beaudoin being appointed Chief Operating Officer of SilverCrest effective November 13, 2018, the Company completed a January 2019 private placement with Mr. Beaudoin and his nominees of 100,000 units at C$2.92 per unit for gross proceeds of C$292,000. Each unit consisted of one Common Share of the Company and a half warrant, with each whole warrant being exercisable to purchase one Common Share of the Company at C$4.03 per share until January 11, 2021. Net proceeds from this private placement were used for general working capital purposes.

In August 2019, the Company completed a short-form prospectus offering of 4,326,300 Common Shares at a price of C$5.85 per Common Share for gross proceeds of C$25.3 million.

In August 2019, the Company completed a private placement with SSR Mining Inc. ("SSR Mining") of 780,000 Common Shares at a price of C$5.85 per Common Share for gross proceeds of C$4.6 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

In December 2019, the Company completed a short-form prospectus offering of 12,650,000 Common Shares at a price of C$7.28 per Common Share for gross proceeds of C$92.1 million.

2020

Las Chispas

During 2020, the Company completed approximately 173,000 metres of in-fill and expansion drilling and 6.1 kilometres of underground decline development and in-vein drifting despite the temporary suspension of exploration activities due to COVID-19 (see below). The Company also stockpiled an additional estimated 26,600 tonnes of mineralized material. The total stockpile at year end (excluding historic stockpiles) was estimated to be 52,400 tonnes at a diluted grade of 7.0 gpt Au and 587 gpt Ag or 1,192 gpt AgEq (86.9:1,Ag:Au). Other Las Chispas site activities, during 2020, included earthworks, the building of the administration and warehouse facilities, communication system, water pumping station and initial construction of a temporary quarantined COVID-19 camp.

Drilling and assay data information received by the Company up to and including the cut-off date of October 16, 2020, were incorporated into a Mineral Resource Estimate and Mineral Reserve Estimate included in a Feasibility Study (defined below), filed on February 2, 2021 (refer to section 4.4.1 - Las Chispas Project).

In compliance with directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project on April 1, 2020. Exploration activities resumed on May 19, 2020, in accordance with all health-related directives issued by the Mexican government and following strict COVID-19 protocols. The Company continues to adjust to the unprecedented COVID-19 conditions. In May 2020, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground development, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced.

In Q4 2020, purchase orders were placed for the insultation of a multi-phased temporary isolated (COVID-19 related) construction camp at Las Chispas. Phase 1 of construction camp, to house approximately 200 workers, was targeted for completion in Q1 2021.

In Q4 2020, the permit for the main road upgrade and access bridge construction was received. Upgrades and construction are anticipated in H1 2021. As at December 31, 2020, the permit for construction of the powerline, to connect the regional electrical grid, was pending. Construction of the powerline is anticipated in to be completed by H1 2022, prior to production startup.

On December 31, 2020, the Company's subsidiary entered into an engineering, procurement and construction ("EPC") contract with Ausenco Engineering Canada Inc. and its affiliate (together as "Ausenco") to construct a 1,250 tonne per day process plant at the Las Chispas Project. The EPC contract has a fixed price of $76.5 million and at December 31, 2020, the Company had incurred $23.2 million in costs for detailed engineering work, long lead orders and an initial mobilization payment. As such, at December 31, 2020, the Company's remaining commitment to Ausenco on the EPC contract was $53.3 million.

Other Properties

During 2020, the Company acquired El Picacho property ("Picacho"), a historic gold and silver producing property located approximately 40 kilometres northeast of Las Chispas in Sonora, Mexico, from American Metal Mining, S.A. de C.V. and an affiliate for $2.4 million, including government back taxes, for 100% ownership in 11 mining concessions. In Q4 2020, the Company received all access rights and necessary drill permits (5-year license) for Picacho and as a result drilled 5,800 metres and incurred $607,769 in total exploration expenditures to December 31, 2020.

Financings

On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 Common Shares at a price of C$7.28 per Common Share for gross proceeds of $9.8 million (C$13.2 million).  This resulted from SSR Mining exercising its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

On April 17, 2020, the Company completed a non-brokered private placement of 13,465,001 Common Shares at a price of C$7.50 per Common Share for gross proceeds of $75.3 million (C$101.0 million).

On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 Common Shares at a price of C$7.50 per Common Share for gross proceeds of $20.1 million (C$27.0 miilon). This resulted from SSR Mining exercising its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

On May 14, 2020, SSR Mining issued a news release announcing that it had sold its SilverCrest equity position and no longer held any Common Shares of the Company. As a result, SSR Mining's equity participation right pursuant to the agreement between the Company and SSR Mining dated November 28, 2018 expired.

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus.

On December 31, 2020, NorCrest (as borrower), and the Company, La Llamarada, Babicanora Agricola Del Noroeste, S.A. de C.V., SilverCrest Metals de Mexico, S.A. de C.V., Tinto Roca Exploracion, S.A. de C.V., Altadore Energia. S.A. de C.V. (as guarantors), and RK Mine Finance Bermuda 4 Limited (as lender) entered into a credit agreement (the "Credit Facility") in the amount of $120 million. On closing of the Credit Facility on December 31, 2020, NorCrest drew down $30 million. Subsequent drawdowns under the Credit Facility are available upon satisfaction of certain customary conditions precedent, but are not tied to any construction milestones. There are no hedges, offtake agreements or warrants required as part of this Credit Facility. The amounts borrowed under the Credit Facility are due December 31, 2024. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (4% before Year 1; 3% for Years 1 to 3; and 1.5% beyond Year 3). The Credit Facility has an availability period of up to 20 months if: (a) 50% or greater of the Credit Facility is drawn by August 31, 2021 (with the commitment to draw provided by June 30, 2021), and (b) 75% or greater of the Credit Facility is drawn by December 31, 2021. Interest under the Credit Facility is payable at a rate of 6.95% plus the greater of: (i) 3-month London Interbank Offered Rate (or agreed upon equivalent) and (ii) 1.5% and is payable quarterly, with a Company option to accrue during the availability period. Up to $30 million of the Credit Facility can be used for exploration and acquisitions within Sonora, Mexico.

3.3 Significant Acquisitions

The Company has not made any significant acquisitions since it became a reporting issuer.

4. DESCRIPTION OF BUSINESS

4.1 General

The Business of the Company

The Company is a Canadian precious metals exploration and development company that is focused on new discoveries and value-added acquisitions and targeting production in Mexico's historic precious metal districts.

The Company’s ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high-margin precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

For the majority of the last three fiscal years, the Company has been focused on the exploration program of Las Chispas. In 2020, the Company began development work at Las Chispas.  For a summary of the activities at Las Chispas, see "General Development of the Business - Three Year History".

Specialized Skill and Knowledge

Most aspects of the Company's business require specialized skills and knowledge in geology, exploration, development, construction, mineral production, accounting and capital markets.  The Company has a number of executive officers and employees with extensive experience in mining, geology, metallurgy, exploration and development in Mexico and other parts of North, Central and South America and elsewhere, as well as executive officers and employees with relevant accounting and capital markets experience.

Competitive Conditions

The Company competes with major mining companies and other smaller natural resource companies in the acquisition, exploration, financing and development of new properties and projects in North America. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See "Risk Factors".

Employees

As at the date hereof, the Company and its subsidiaries have an aggregate of approximately 19 full-time employees and contractors based in Canada and estimated 500 employees and contractors based in Sonora, Mexico.  All management functions of the Company are performed by the executive officers of the Company, either directly or through their consulting companies.

Foreign Operations

The Company's activities are currently focused on the exploration and development of the Las Chispas property located in Sonora, Mexico, which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. Operating in Mexico, an emerging economy, has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.  See "Risk Factors".

4.2 Risk Factors

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.  Risk management is an ongoing exercise upon which the Company spends a substantial amount of time.  While it is not possible to eliminate all of the risks inherent in the mining business, the Company strives to manage these risks to the greatest extent possible, to ensure that its assets are protected.

Activities of the Company may be impacted by the spread of COVID-19.

The Company's business could be adversely affected by the effects of the outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, several significant measures have been implemented in Canada, Mexico and the rest of the world by authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally and in Mexico could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, delays in the construction schedule, restrictions on planned operations and other factors that depend on future developments beyond the Company's control. In addition, the significant outbreak of a contagious disease has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, and cash flows. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration and development activities cannot be reasonably estimated at this time.

The Company has a history of losses and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis.

The Company has no history of revenue or earnings from operations. The Company is an exploration and development stage company and no cash flow or operating revenues are anticipated until one of the Company's projects comes into production, which may or may not occur. There can be no assurance that production at its Las Chispas Project will commence in H2, 2022 as planned. The Company has had negative cash flow since the date of its incorporation and is subject to many risks common to such enterprises, including possible undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. The Company expects to continue to expend substantial financial and other resources on exploration and development of Las Chispas. These investments may not result in revenue or growth in the business. If the Company cannot eventually earn revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. There is no assurance that an investor will be successful in achieving a return on an investment in the Common Shares of the Company and the likelihood of success must be considered in light of its early stage of development. If the Company fails to eventually earn revenue, its business, results of operations, financial condition and prospects could be materially adversely affected.

There is no assurance that the Company's exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or develop new resources.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral Resources and Reserves defined at  Las Chispas, the Company does not have any properties with mineral resources.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession.  There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company's operations and profitability.

Mineral resource and mineral reserve estimates are based on interpretations and assumptions that may not be accurate.

There are numerous uncertainties inherent in estimating quantities of mineral resource and mineral reserve estimates and grades of mineralization, including many factors beyond the Company's control. In making determinations about whether to advance a project to development, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Mineral resources, mineral reserves or other mineralization estimates may not be accurate.

Any material changes in mineral resource and mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. Estimates of mineral resource and mineral reserve estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of the Company's resources uneconomic.

Uncertainties and Risks Relating to the Las Chispas Feasibility Study.

The Las Chispas Feasibility Study includes estimates of future production, development plans, operating costs and capital costs and other economic and technical estimates for Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company's control. Consequently, there is no certainty that the results set out in the Las Chispas Feasibility Study will be realized.

The Company may be involved in disputes related to its contractual interests in certain properties.

The Company is a party to agreements pursuant to which it may earn interests in certain properties. Title to such properties may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Enforcement of judgments against the Company or its officers or directors may be difficult.

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and all of its officers are residents of Canada. Six of the seven directors are residents of Canada and one is a resident of Mexico. All of the Company's operating assets are located outside of Canada and the United States.  As a result, it may be difficult for investors to enforce within Canada or the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws.  In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian or United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada or the United States, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada or the United States. Further, any payments as a result of judgments obtained in Mexico would be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company's operations are subject to extensive climate change, environmental, health and safety regulations.

The Company's operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company's future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation has the potential to result in increased costs of operations, reducing the potential profitability of the Company's future operations.

Due to increased global attention regarding the use of cyanide in mining operations, the regulations may be imposed restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If such legislation were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

While the Company intends to, fully comply with all applicable environmental regulations there can be no assurance that the Company has been or will at all times be in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company's future business, results of operations or financial condition.

The Company's future success depends on its relationships with the communities in which it operates.

The Company's relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations ("NGOs"), some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company's reputation or financial condition and may impact the Company's relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts in this respect will mitigate this potential risk.

Violence and other criminal activities in Mexico could have an adverse effect on the results and the financial condition of the Company.

Certain areas of Mexico have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company.

The Company may not be able to complete acquisitions it pursues and any completed acquisitions or business arrangements may ultimately not benefit its business.

As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

The mining industry is very competitive.

The Company competes with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater mineral resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it may not be able to grow at the rate it desires, or at all.

The Company's competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Reputational damage could adversely affect the Company's operations and profitability.

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to the Company's handling of environmental matters or dealings with community groups). The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities. The Company does not ultimately have direct control over how it is perceived by others and reputational damage could adversely affect the Company's operations and profitability.

Lack or delay of necessary infrastructure could adversely affect the Company's operations and profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company's projects will be commenced or completed on a timely basis, if at all, that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploration and/or development of the Company's projects will not be higher than anticipated.  In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

The Company is subject to government regulation and failure to comply could have an adverse effect on the Company's operations.

The Company's operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company's past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business; however, even with the application of considerable skill, the Company may inadvertently fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Company may not be successful in obtaining and renewing government permits.

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company's part. The duration and success of the Company's efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company's operations and profitability.

The Company's exploration and development activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

Exploration and development activities in Canada and Mexico are subject to foreign currency exchange fluctuations. The Company has raised majority of its funds through equity issues, which up to December 31, 2020, have been priced in Canadian dollars, cash flow from exploration activities is received in US dollars and the majority of the exploration and development costs of the Company are denominated in United States dollars or Mexican Pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Interest Rate and Credit Facility risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to changes based on fluctuations in the LIBOR.  Furthermore, the Company has only drawn down $30 million of the $120 million Credit Facility.  Draw down of the balance is subject to the Company meeting draw down conditions.  Failure to meet such conditions or the breach of certain covenants under the Credit Facility could result in the Company being unable to do further draw downs or triggering default provisions under the Credit Facility, requiring early repayment of the amounts drawn down.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company's failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements which, in turn, could harm the Company's business and negatively impact the trading price or the market value of the Company's securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company's acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

The Company may be involved in litigation which may have a material adverse impact on the Company's operations and financial condition.

The Company is or may be subject to various claims and legal proceedings, including adverse rulings in current or future litigation against it or its directors or officers. The outcome of these claims may be subject to uncertainty and it is possible that some of these claims may be resolved unfavourably against the Company. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company's operations and financial condition.

The Company may use certain financial instruments that subject it to a number of inherent risks.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

The Company may be unable to obtain adequate insurance to cover risks.

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Loss of key personnel could materially affect the Company's operations and financial condition.

The Company depends on the business and technical expertise of a number of key personnel, including its directors and executive officers and key personnel working full-time in management and administrative capacities or as consultants. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's exploration and development activities expand, it will require additional key personnel. The Company does not maintain life insurance for such personnel. The loss of any key personnel, or the failure to retain such personnel, could have a material adverse effect on the Company's future operations and financial condition.

The Company may be subject to potential conflicts of interest with its directors and/or officers.

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

The Company may not be able to acquire surface rights to its mineral concessions.

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company's mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company's mineral concessions that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or "Ejidos", and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company's mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights.  There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

There are differences in US and Canadian reporting of mineral resources so that information may not be comparable.

The Company's mineral resource estimates are not directly comparable to those made in filings pursuant to SEC Industry Guide 7 under the United States Securities Act of 1933, as amended, as the Company generally reports mineral resources in accordance with Canadian practices. These practices are different from those used to report mineral resource estimates in reports and other materials filed pursuant to SEC Industry Guide 7. It is Canadian practice to report Measured, Indicated and Inferred resources, which historically has not been permitted in disclosure filed in accordance with SEC Industry Guide 7 by United States issuers. Under SEC Industry Guide 7, historically, mineralization was not classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically has only permitted issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Information Form, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies pursuant to SEC Industry Guide 7.

The Company could be subject to indirect anti-corruption and anti-bribery enforcement proceedings that could adversely affect the Company.

The Company's operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws.  A company may be found liable for violations by not only its employees, but also by its contractors and third party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company's operations.

Any enforcement proceedings under Canada's Extractive Sector Transparency Measures Act against the Company could adversely affect the Company.

The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company's reputation.

Security breaches of the Company's information systems could adversely affect the Company.

The Company's operations depend, in part, upon information technology systems. The Company's information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Human Rights Matters

Various international and national laws, codes, resolutions, conventions, guidelines and other provisions governing human rights impose obligations on government and companies to respect human rights.

The obligations of government and private entities under the various international and national provisions pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company’s current and future operations on human rights grounds. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities, may have a negative impact on the Company’s reputation and have a material adverse effect on the Company’s business.

4.3 Environmental and Social Sustainability

General

The Company is committed to conducting business in a socially and environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. SilverCrest’s commitment not only stems from the Company’s acknowledgement of the significant impacts that extractive mining activities can have on both host communities and the local environment, but also the changing risk landscape that requires the Company to adapt to emerging threats to protect employees, contractors, suppliers, communities, the environment and all corporate assets.

SilverCrest is committed to balancing all our stakeholders' interests in order to maintain  competitiveness and business resilience. In 2020 the Company developed an ESG strategy. This strategy formalizes the Company’s commitment and will inform business decisions to ensure sustainable future operations. The ESG strategy will continue to be refined and integrated into all levels of the Company during 2021, as SilverCrest moves closer towards production. The Company continues to be actively engaged with local communities with COVID-19 educational and support projects, as well as through the non-profit Impulso Korea Foundation. More details on the ESG strategy and the Company’s commitments are listed in the below sections.

Materiality Assessment

To build a stakeholder aligned ESG strategy, the Company engaged third-party consultants to conduct an in-depth materiality assessment with its consultants.  A materiality assessment is the process of identifying, refining, and assessing the most material environmental, social and governance issues that could affect the Company and/or stakeholders. The short-list of material issues informs strategy, targets, and reporting. All issues included in the materiality assessment were deemed to be important by stakeholders. The materiality assessment matrix shown below displays these top issues and their importance in relative terms.

The results from the Company’s materiality assessment formulated SilverCrest’s ESG Strategy Framework.

ESG Strategy Framework

Based on the key issues identified by the materiality assessment, SilverCrest and its third-party consultants developed an ESG Strategy Framework. There are five pillars upon which the ESG strategy is based: Environment, Social Capital, Human Capital, Leadership & Governance and Business Resilience. Corporate commitments under each pillar are outlined in the graphic below.

Within each pillar the Company identified focus areas. There are 23 focus areas across the five pillars that have performance measures associated with them to allow the Company to measure the process over time and optimize the corporate and operational performance. Given SilverCrest is in development stage, data for some performance measures is not yet available. These performance measures, however, are being identified in advance of production to allow for data collection as soon as required. In order to integrate environmental and social risk management into the culture of the organization, the Company has allocated 20% of its total 2021 corporate key performance indicators ("KPIs") towards sustainability factors. Focus areas for each pillar are listed in the graphic below.

In 2020, the Company prioritized three key pillars of our strategy: Human Capital, Social Capital, and Business Resilience. This reflects SilverCrest’s desire to engage the Company’s stakeholders to understand core ESG issues and to build an ESG strategy that strengthens corporate risk management practices and prepares the Company for efficient and safe operations in advance of production. Moreover, the COVID-10 pandemic required SilverCrest to focus intensely on addressing the health and well being of the Company’s employees, contractors, and community members.

The following are some highlights from our 2020 ESG investments.

• Human Capital – A significant focus for SilverCrest is ensuring a safe and healthy working environment for employees, contractors, and community, and even more so in 2020 given the emergence of COVID-19. The Company is proud to have achieved no lost time injuries (LTI) or fatalities in 2020.

In response to the global pandemic, SilverCrest implemented numerous site and travel protocols, a comprehensive testing program, and invested in an on-site isolated construction camp. SilverCrest also put a number of safety systems in place during 2020 with certifications expected in 2021.

• Social Capital – SilverCrest continued to invest in its strong relationships with the communities in which it operates throughout 2020.  A major focus was supporting the local communities of Arizpe and Banamichi in addressing the challenges of COVID-19. Among other efforts, this included providing health care supplies and services, installing sinks and sanitization liquids throughout the communities, providing personal protective equipment such as face masks, and providing COVID-19 tests and medication.

• Business Resilience – The completion of a materiality assessment and development of an ESG Strategy Framework were significant achievements in 2020 to ensure the resiliency of the Company’s business.  In further support of this pillar, the Company remained well capitalized to execute its goals through completion of $105.2 million in equity financings and a $120 million debt financing.

For details on environmental and social impacts from planned operations, please refer to section 4.4.1 Las Chispas Project.

ESG Governance Structure

The Board has delegated the oversight of the environmental, social capital, human capital and other climate related factors to the Safety, Environmental and Social Sustainability (“SESS”) Committee, which was established in May 2019.  The purpose of the SESS Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing and guiding the sustainability, social responsibility, environmental, and health & safety policies and work plans of the Company. The SESS Committee has adopted a written charter that sets out its mandate and responsibilities that is accessible on the Company’s website. The SESS Committee meets and reports to the Board at least once in each fiscal year, and at such other times during each year as it deems appropriate. In 2020, the SESS Committee met three times.

In 2020, management and the Board invested in the development and implementation of the appropriate environmental and social management systems (“ESMS”) for risk oversight, management and reporting. Further integration work throughout the organization is planned for 2021.

4.4 Mineral Projects

The Company currently has active mineral property interests in Mexico.

4.4.1 Las Chispas Project

The information with respect to Las Chispas which follows is the executive summary extracted from a technical report titled "NI 43-101 Technical Report and Feasibility Study on the Las Chispas Project", effective January 4, 2021, filed February 2, 2021, (the "Feasibility Study" or the "Las Chispas Feasibility Study") that was prepared in compliance with NI 43-101 by Ausenco Engineering Canada Inc ("Ausenco") with the assistance of several other independent engineering companies and consultants. For a listing of individuals, each of whom is a "qualified person" and "independent", as such terms are defined in NI 43-101, please refer to the Feasibility Study which can be accessed as described below.  The Las Chispas Feasibility Study is incorporated by reference in its entirety into this Annual Information Form.

For recent facts and circumstances applicable to the Las Chispas Property arising since the Las Chispas Feasibility Study, please refer to the section below titled, "Update to the Technical Summary of the Las Chispas Feasibility Study".

The following summary does not purport to be a complete summary of the Las Chispas Feasibility Study and is subject to all the assumptions, qualifications and procedures set out in the Las Chispas Feasibility Study and is qualified in its entirety with reference to the full text of the Las Chispas Feasibility Study.  Readers should read this summary in conjunction with the Las Chispas Feasibility Study which may be inspected at the head office of SilverCrest at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours.  It can also be accessed under SilverCrest's profile on SEDAR at www.sedar.com or the Company's website www.silvercrestmetals.com.

* * * * * *

Introduction

SilverCrest Metals Inc. (SilverCrest) commissioned Ausenco Engineering Canada Inc. (Ausenco) to compile a Technical Report (the Report) and Feasibility Study (the Feasibility Study) on the Las Chispas Project (the Project), located in Sonora, Mexico. The effective date (the Effective Date) of the Report is January 4, 2021.

Terms of Reference

The Report supports disclosures by SilverCrest in the news release dated February 2, 2021, entitled "SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project".

The firms and consultants who are providing Qualified Persons (QPs) responsible for the content of the Report are, in alphabetical order, Ausenco, G Mining Services Inc. (GMS), Hydro-Ressources Inc. (HRI), P&E Mining Consultants Inc. (P&E), Rockland Ltd. (Rockland), and Wood Environment & Infrastructure Solutions, Inc. (Wood).

All units of measurement in the Report are metric, unless otherwise stated. The monetary units are in US dollars, unless otherwise stated.

Mineral Resources and Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards).

Although the Report assumes a targeted timeline for initial operation and ramp-up of production from the Project, calendar years used in the economic analysis are provided for conceptual purposes only.

Project Setting

The city of Hermosillo is approximately 220 km southwest of the Project, or a three-hour drive; Tucson, Arizona is approximately 350 km northwest of the Project, or a five-hour drive; and the community and large copper mine in Cananea is located approximately 150 km to the north along Highway 89, or a two-and-a-half-hour drive. The closest villages are Banamichi, 25 km to the southwest, and Arizpe, located approximately 12 km to the northeast.  The closest resident to the Project, a single ranch house, is 10 km to the west.

Mining supplies and services are readily available from the towns of Cananea, Hermosillo, and Tucson. Labour and skilled workforces exist in the nearby communities, including Banamichi and Arizpe, for which housing and transportation routes could be established to support a mining operation.  Provision of grid power for the planned mining operation is in the permitting process, with construction anticipated to begin in 2021 and be completed before production start-up.

The Project is accessed from the community of Arizpe via secondary gravel roads, approximately 10 km off the paved highway. Currently, crossing the Rio Sonora is required.  The water levels in the river are typically low and easily passed but can raise to temporary unpassable levels following major rain events.  A road bridge is planned to be constructed in 2021. The remainder of the road has been upgraded by dozer/grader.

The climate is typical for the Sonoran Desert, with a dry season from October to May. Seasonal temperatures vary from approximately 0°C to 40°C.  Average rainfall is estimated at 300 mm/year.  Operations are planned to be conducted year-round.

The Project is located on the western edge of the north-trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora Valley. Surface elevations range from 950 metres above sea level (masl) to approximately 1,375 masl.

Drainage valleys generally flow north to south, and east to west towards the Rio Sonora. During the rainy season, flash flooding can occur in the area.

Vegetation is scarce during the dry season and limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees, and grasses are abundant in drainage areas and on hillsides.

Property Description and Location

The Las Chispas Property consists of 28 mineral concessions, totalling 1,400.96 ha, which are held by SilverCrest's Mexico subsidiary Compañía Minera La Llamarada S.A. de C.V. (LLA).  Concessions have expiry dates that run from 2022-2067. One concession is in the grant process, and one concession is the subject of legal proceedings following cancellation. The mineral concessions that host the Mineral Resources and Mineral Reserves are in good standing.  At the Report Effective Date, all required mining duties were paid.

The surface rights overlying the Las Chispas Property mineral concessions and road access from local highway are either owned by LLA or held by LLA under a negotiated 20-year lease agreement with the Ejido Bamori.  LLA has purchased the Cuesta Blanca and Babicanora ranches and signed a 20-year lease agreement for a portion of the Tetuachi Ranch.  Surface rights are sufficient for the proposed life of mine (LOM) plan and include the locations of necessary infrastructure as presented in the Report.

A 2% royalty is payable on the Nuevo Lupena and Panuco II concessions for material that has processed grades of ≥0.5 oz/tonnes gold and ≥ 40 oz/tonnes silver, combined. These concessions do not include Mineral Reserves.

The Feasibility Study assumes that production water will be from the 900 level (900 m from surface or 850 masl) of the historical Las Chispas Mine and from the Sonora Valley. This combined source of water is considered to be reflective of the regional water table, has been tested, and is adequate in quantity and quality for production purposes. LLA has sufficient water rights for operations.

History

Historical records indicated mining around the Project started as early as the 1640s. There are incomplete historical records available on mining activities in the 1800s and 1900s. A number of small mines were operated during the period 1900-1930.  There is a gap in mining activity records for Las Chispas between the mid-1930s through to 1974.  A small mill operated offsite from 1974 to 1984, treating material from historical mine dumps.

Minefinders Corporation Ltd. (Minefinders) conducted geological mapping and a geochemical sampling program comprising stream sediment and bulk-leach extractable gold (BLEG) samples, underground and surface rock chip sampling, and drilling of seven (7) reverse circulation (RC) drill holes (1,842.5 m) to test potential mineralization adjacent to the Las Chispas mineralized northwest-southeast trend. Drill results were not encouraging.

SilverCrest's subsidiary obtained the rights to the Project in 2015. Exploration work completed to the Effective Date included 1,626 (426,441.5 m) core drill holes, surface and underground mapping and sampling, rehabilitation of underground workings, auger and trench sampling of historical mine dumps, Mineral Resource estimations, environmental baseline and supporting studies, initiation of permitting activities, metallurgical testwork approximately 9 km of underground development and completion of a Preliminary Economic Assessment (the PEA) (Tetra Tech, 2019). The Feasibility Study was commissioned in late 2019, and the Report discusses the results of that study.

Geological Setting and Mineralization

Mineral deposits in the Las Chispas district are classified as gold and silver, low to intermediate sulphidation epithermal systems, typical of many deposits in Sonora, Mexico.

In northwestern Mexico, much of the exposed geology can be attributed to the subduction of the Farallon Plate beneath the North American Plate and related magmatic arc volcanism.  The host rocks to mineralization in the Las Chispas district are generally pyroclastic, tuffs, and rhyolitic flows interpreted to be members of the Lower Volcanic Complex. Locally, volcanic pyroclastic units mapped within the underground workings include rhyolite, welded rhyodacite tuff, lapilli (lithic) tuff, and volcanic agglomerate.

All rock types in the Project area show signs of extensive hydrothermal alteration.  Thin section and TerraSpec™ hyperspectral studies identified alteration consistent with argillic and advanced argillic alteration.  Alteration minerals identified include smectite, illite, kaolinite, chlorite, carbonate, iron oxy/hydroxides, probable ammonium, gypsum/anhydrite, silica, and patch trace alunite.

Generally, the host rocks are above the existing water table. Oxidation of sulphides is observed from near-surface to depths greater than 300 m and the presence of secondary minerals is recorded from the Las Chispas historical underground workings approximately 60 m to 275 m in depth from the surface.  Strong and pervasive near-surface oxidation is noted to occur in the Babicanora Area, where host rocks experienced faulting and advanced weathering to limonite, hematite, and clays.

Regionally, the Project is situated in an extension basin related to a Late Oligocene half-graben of the Rio Sonora basin. Multiple stages of normal faulting affect the basin.  The main structures are steep, west-dipping (80°) and sub-parallel to the Granaditas normal fault, which is located along the western margin of the Project, striking approximately 30°. The basin is further cross-cut by younger northwest-southeast trending normal faults that dip to the southwest, creating both regional and local graben structures. Locally, the graben structures are complicated by probable caldera collapse. Three structural controls, excluding bedding contacts, are considered to influence alteration and mineralization:

  150-170° striking and are inclined at approximately 65-75° to the southwest;
  340-360° striking and are inclined 75° west to 75° east; and,
  210-230° striking and are inclined 70-85° to the northwest.

Mineralization is hosted in hydrothermal veins, stockwork, and breccia. Emplacement of the mineralization is influenced by fractures and low-pressure conduits formed within the rocks during tectonic movements.  Mineralization can be controlled lithologically along regional structures, local tension cracks, and faulted bedding planes. Brecciated mineralization formed in two ways: 1) in zones of low pressure as hydrothermal breccia; and 2) as mechanical breccias.  These breccia types are interpreted to occur at the intersection of two or more regional structural trends.  The mineralization is 0.10-10 m in true width, and typically encompasses a central quartz ± calcite mineralization corridor with narrow veinlets within the adjacent fault damage zone.  Stockwork and breccia zones are centred on structurally controlled hydrothermal conduits.

Generally, it appears that epithermal mineralization is higher in the system (closer to the paleo-surface) on the west side (e.g., La Victoria Vein and historical mine) of the Las Chispas district compared to the east side (e.g., Granaditas Vein and historical mine), where there is an observed increase in base metal content.

Argentite is the principal silver mineral. Electrum and native silver can be present. Silver is associated with galena, pyrite ± marcasite and chalcopyrite. Gold occurs as native flakes and in association with pyrite and chalcopyrite. Locally, gold and silver values have a strong correlation with each other.  Base metal contents are low in veins.

The Las Chispas district is divided into the Las Chispas Area and the Babicanora Area, and currently has 45 separate epithermal veins identified. Mineral Resources were estimated for 21 veins, and Mineral Reserves for 15 veins of which six veins (Babicanora Main, Babicanora FW, Babicanora Norte, Babicanora Sur, Babi Vista and Las Chispas) contain the majority of the Mineral Reserves.

Drilling and Sampling

SilverCrest completed a number of drilling program phases in the period 2016-2020.

The Phase I (March 2016 to October 2016) drilling program targeted near-surface mineralization, lateral extensions of previously mined areas, and potential deep extensional mineralization proximal to the historical workings.

The Phase II (October 2016 to February 2018) drilling program focused on surface drilling at the Las Chispas, Babicanora Main, William Tell, and Giovanni veins and on underground drilling at the Las Chispas and Babicanora area veins. New targets, such as the La Varela, La Blanquita, Granaditas, and Amethyst veins were drill-tested.

The Phase III (February 2018 to February 2019) drilling program focused on surface drilling at the Babicanora Main, Babicanora FW, Babicanora HW, Babicanora Norte, Babicanora Sur, Granaditas, Luigi, and Giovanni veins and underground drilling at the Las Chispas Vein. Newly tested targets for the Phase II drilling program included the Babicanora Norte, Babicanora Sur, Granaditas, Luigi, Amethyst and Ranch veins.

The Phase III Extended (February 2019 to October 2020) drilling program was an infill program to support increased confidence for Mineral Resource classification upgrades, and test for expansion of multiple veins. A systematic drill hole vein piercing pattern of approximately 35 m by 35 m was used to support conversion of Inferred Mineral Resources to the Indicated category. Newly tested targets for Phase III Extended drilling program included the Babi Vista Vein and Babi Vista Vein Splay.

Surface collar locations were initially surveyed using a handheld global positioning system (GPS) unit and then professionally surveyed by a local contractor. A survey was completed by external consultant David Chavez Valenzuela in October 2018. The most recent surveys were completed by Precision GPS S.A. de C.V. (Precision GPS) from Hermosillo, Sonora, Mexico. The survey provided drill collar locations, information on roads, and additional detail on property boundaries.

Underground drill hole collars were surveyed by Precision GPS using the underground control points established for each of the workings. All holes were downhole surveyed as single-shot measurements with a Flex-it tool starting at 15 m with measurements at every 50 m to determine deviation. The survey measurements were monitoring downhole deviations and significant magnetic interference from the drill rods that would prevent accurate readings.

For a newly discovered vein, the first 10 drill holes were completely sampled.  Additional drill holes could be entirely sampled, if such sampling were needed to establish a better understanding of geology and mineralization. Sample intervals were laid out for mineralization, veining, and structure. Approximately 10 m before and after each mineralization zone was included in the sampling intervals. A minimum of 0.5 m sample lengths of mineralization material was taken up to a maximum of 3 m in non-mineralization rock.  Each sample interval was either split using a hand splitter or cut using a wet core saw, perpendicular to veining, where possible, to leave representative core in the box and to reduce any potential bias in the sampled mineralization submitted with the sample.

Chip samples and/or channel samples were collected from historical underground workings and newly developed in-vein drifting.  Samples were collected using a small sledgehammer, a hand maul/chisel, and a small tarp on the floor to collect the chips, or a power saw for channeling.  Sampling was conducted at random within the existing historical muck and material stockpiles in the Las Chispas, William Tell, and Babicanora historical workings. Sample collection was completed by hand or shovel, from near surface material, as non-selective collection to represent both the fine and coarse fragment portions of the muck piles.  Auger sampling, completed as a test program, was conducted on nominal 1 m depth intervals in selected surface mineralized rock dumps. Due to a combination of large rocks and low recovery, the auger program was discontinued.  Trenches were initially hand excavated to approximately 0.5 m in the face of the mineralization rock dumps with collection of samples every 1 m. Subsequently, mechanical trenching was completed on all accessible historical dumps.  A backhoe was used to dig trenches approximately 1.5 m deep and pile the excavated material next to the trench for sampling and description. Sample weights were 3-5 kg.

A total of 641 bulk density measurements were collected on site by SilverCrest using the water immersion method. Seventy-two (72) samples were tested by ALS Chemex (ALS) based in Hermosillo, Mexico for wax-coated bulk density to validate the on-site measurements.  In November 2018, two samples were collected and sent by SilverCrest to Geotecnia del Noroeste S.A. de C.V. based in Hermosillo, for wax coated dry bulk density testing. The bulk density ranged from 4.02 t/m3 with a mean value of 2.52 t/m3.  A uniform mean bulk density of 2.55 t/m³ was applied to all rock types in the Mineral Resource estimate based on the results of the bulk density test work completed by SilverCrest and the two laboratories.

All primary assays were completed by ALS in Hermosillo, ALS in Vancouver, BC, Canada, and Bureau Veritas Minerals Laboratories (Bureau Veritas, formally Inspectorate Labs) in Hermosillo. Check assays were performed by SGS de Mexico S.A. de C.V in Durango, Mexico (SGS Durango). These laboratories are independent of SilverCrest and hold accreditations for selected analytical techniques.

All samples were crushed to 75% (ALS) or 70% (Bureau Veritas) minus 2 mm, then mixed and split with a riffle splitter. A split from all samples was then pulverized to 80% (ALS) or 85% (Bureau Veritas) minus 75 µm. All pulverized splits were submitted for multi-element aqua regia digestion with inductively coupled plasma (ICP)-mass spectrometry (MS) detection, and for gold fire assay (FA) fusion with atomic absorption spectroscopy (AAS) detection.

Samples returning grades above the upper detection limit of >100 gpt Ag from ICP analysis were re-run using aqua regia digestion and ICP-atomic emission spectroscopy (AES) detection and diluted to account for grade detection limits (<1,500 gpt).  Where silver grades were ≥1,500 gpt, the sample was re-run using FA with gravimetric detection.  During the Phase II drilling program, where gold values >1 gpt, the samples were re-run using FA with gravimetric detection, and where gold values were >10 gpt, the samples were re-run using 30 g FA with AAS detection.  Samples returning grades >10,000 ppm Zn, Pb or Cu from ICP-MS analysis were re-run using aqua regia digestion with ICP-AES finish.

The quality assurance/quality control (QA/QC) program consisted of certified reference material (CRM), and blank sample insertions at a rate of 1:50 for all sample types being collected, and insertion of duplicate samples for some underground chip samples, core pulps and coarse rejects.  CDN Resource Laboratories Ltd. Was the source of the CRMs.  The blank samples were collected from a local silica cap.

The sample preparation, analysis, and security program implemented by SilverCrest was designed with the intent to support collection of a large volume of data. Sample collection and handling routines were well documented. The laboratory analytical methods, detection limits, and grade assay limits are suited to the style and grade of mineralization. The QA/QC methods implemented by SilverCrest enabled assessment of sample security, assay accuracy, and potential for contamination. The QP reviewed sample collection and handling procedures, laboratory analytical methods, QA/QC methods, and QA/QC program results and believes these methods are adequate to support the current Mineral Resource estimate.

Data Verification

SilverCrest developed an extensive dataset that is saved and managed using GeosparkTM management software. P&E reviewed the data compilation and audited the GeosparkTM database.  P&E conducted verification of the Las Chispas databases for gold and silver by comparison of the database entries with assay certificates in comma-separated values (csv) file format, obtained directly from ALS Webtrieve. Assay data were verified for five separate datasets: Las Chispas, Las Chispas Underground, Babicanora Underground, William Tell Underground and Babi Vista.

P&E also validated the drill hole database by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. A few errors were identified and corrected in the database.

The QP believes the database provided by SilverCrest is reliable and the QP does not consider the few minor discrepancies encountered during the verification process to be of material impact to the data supporting the Mineral Resource estimate.

Mineral Processing and Metallurgical Testwork

Two metallurgical testwork programs were undertaken in August 2017 and November 2018 in support of the previous evaluations of the Project prior to the start of the Feasibility Study. Both programs were completed at SGS Durango. These earlier test programs highlighted the preferred process options to be evaluated and provided context for selection of drill cores and preparation of composite samples for further, more detailed testing.

In 2019, selected samples of mineralization from the Las Chispas deposit, which had either been used in the previous two series of tests at the SGS Durango facility or were new samples from various drill programs at site, were shipped to SGS Lakefield Research in Ontario, Canada (SGS Lakefield), for further metallurgical testing to support the Feasibility Study. The SGS laboratory facilities in Mexico and in Canada are well respected for their metallurgical testwork, and are independent of SilverCrest. There is currently no facility that accredits metallurgical testwork methods.

The materials tested in support of the Feasibility Study were considered to be representative of the Las Chispas deposit, both with respect to the global average materials characteristics, and also with respect to high-grade, low-grade (and waste) and known high-clay containing zones within the deposit.

In summary, work completed from 2019 to the Effective Date of the Report, in support of the Feasibility Study included: chemical and mineralogical analysis of the feed samples; comminution testwork; investigation of pre-concentration options, including gravity separation and flotation; cyanide leaching of concentrate and tailings fractions from both gravity and flotation pre-concentration options; solid-liquid separation testing; precious metals recovery testing (Merrill Crowe process); cyanide destruction testing; and variability testing across key unit operations for selected lithologies and veins.

In 2019 and early 2020, over 200 variability and composite leach tests were completed with a gravity pre-concentration step. The testwork followed a proposed flowsheet incorporating: comminution; gravity pre-concentration; cyanide leaching of the gravity concentrate and tailings fractions; counter-current decant (CCD) washing of the leach residue, and ultimately cyanide detoxification of the tailings slurry prior to filtration and long term storage; and Merrill Crowe recovery of precious metals and conventional smelting to generate a doré.

Overall, high recoveries for this work were achieved at laboratory scale by application of conventional, commercially proven processes. However, due to the brittle nature of the silver sulphide mineral, argentite, there was a concern that the mineral could overgrind in practice and result in reduced gravity recovery. Therefore, pre-concentration using flotation was pursued, and favourable results were gained from 40 additional flotation tests:

  Gravity concentration: 40-50% gold and silver recovery and 4% mass pull; and
  Flotation concentration: 60-80% gold and silver recovery and 2% mass pull.

An extensive campaign was commissioned in mid-2020 to provide confidence in gold and silver extractions upon cyanidation. This included evaluation of the response of high-grade mineralization and samples with elevated antimony values. Overall recovery, under the most promising conditions tested, ranged from 98-99% for gold and 91-97% for silver.

For this Feasibility Study, a flowsheet incorporating flotation followed by separate cyanidation of the concentrate and tailings was considered to be the most appropriate design for the mineralization at Las Chispas. Over the range of samples tested, overall gold recovery was determined to be relatively insensitive to grade, such that use of an average recovery value of 97.6% would be appropriate. Silver recovery varied linearly with increasing grade, is relatively predictable, and therefore was estimated at 94.3% on the basis of the grade determined for the LOM.

Mineral Resource Estimation

Mineral Resource Estimates were prepared by P&E for potential underground mining of in-situ vein deposits at the Las Chispas and Babicanora Areas, and for surface extraction of stockpiles which remain from historical operations.

All drilling, surveying (collar and downhole) and assay data were provided by SilverCrest in the form of Microsoft Excel data files up to and including a data cut-off date of October 16, 2020.  The database consisted of surface drill holes, underground drill holes and underground channel and chip samples for the in-situ narrow veins and included surface surveys with assay data for surface channel and RC samples for the historical stockpiles.

Mineralized vein wireframes were interpreted and constructed by SilverCrest and verified by the QPs. Some adjustments to the wireframes were made as a result of the reviews, and the QP considered the wireframes to be reasonable and suitable for Mineral Resource estimation.

Vein models, representing the continuous zone of structurally-hosted gold and silver mineralization and the structural extensions of the veins, were developed using the drill core field logs and assays. All veins were constrained to a minimum true width of 0.5 m.  Solids were manually clipped in the initial Mineral Resource modelling stage to include mineralized areas with ≥150 gpt AgEq (where AgEq = Ag gpt + Au gpt * 75.0).  In some cases, samples <150 gpt AgEq were included to maintain mineralized continuity and minimum true width. Zones of internal waste were delineated within the mineralization veins where there was a minimum true thickness of 1.5 m of <150 gpt AgEq across two or more adjacent drill holes. A surveyed topographical surface was provided by SilverCrest.  All mineralization veins were clipped above the surface. Areas of historical mining and significant internal waste zones were clipped from the related vein wireframes.

A unique rock code was assigned to each rock type in the Mineral Resource model.  Assays were constrained by a wireframe and back coded in the assay database with rock codes that were derived from intersections of the clipped mineralized solids and drill holes. A 0.5 m compositing length was selected for the drill hole intervals that fell within the wireframe domains. Grade capping and high-grade transition analyses for gold and silver were undertaken on the composites using log-normal histograms and log-probability plots. The high-grade transition consisted of a restrictive search ellipse and a maximum limiting composite value. Variography analyses were performed using the gold and silver composites within each individual vein wireframe as a guide to determining a grade interpolation search distance and ellipse orientation strategy.

The block model consisted of separate model attributes for estimated gold and silver grades, rock type (mineralization domains), volume percent, bulk density, AgEq value, and classification.  All blocks in the rock type block model were initially assigned a waste rock code. The mineralization domain was used to code all blocks within the rock type block model that contained ≥0.01% volume within the domain. These blocks were assigned individual rock type codes.

Gold and silver grade blocks were interpolated using inverse distance weighting to the third power (ID3). Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability.  Pass 0 was interpolated with underground samples, when available; Pass 1 and 2 were interpolated with capped composites derived from clipped wireframes for blocks coded with clipped solids. Pass 3 was interpolated with composites derived from unclipped solids for blocks coded with unclipped solids. At the intermediate stage of grade block estimation (May 2020), the AgEq block values were calculated with the following formula which were based on prevailing metal price averages and process recoveries at that time:

  AgEq gpt = Ag gpt + (Au gpt x 83.7).

Models were validated using on-screen visual examination of composites and block grades on successive plans and sections, the ID3 estimate was compared to a nearest-neighbour (NN) estimate, and the ID3 and NN estimates were compared against the composites using swath plots. ID3 was chosen as the preferred interpolation method based on maintaining some high-grade variability within a hard boundary wireframe to develop a better mine plan for blending material for processing.

For the Babicanora Main Vein, estimates were generated and compared between ID3 and ordinary kriging (OK) grade interpolation methods. The results from the comparison showed OK interpolation with more tonnes, less grade, and approximately 4% more AgEq ounces.

An interpolation comparison between estimates that included or excluded the influence of recent in-vein development underground channel samples was completed for the Babicanora Main Vein.  Comparatively, higher gold grades are reported from underground channel samples due to better sample recovery of the fine (<75 µm) fraction in relation to the drill hole core. No major biases were noted from this validation procedure and underground channel samples were used for the Babicanora Main Vein Mineral Resource modelling.

In August 2020, the following parameters were used to calculate the AgEq cut-off grades (COG) to support the deposit as a reasonable prospect for eventual economic extraction: selective underground mining methods; silver price of $18.50/oz (approximate two-year trailing average at October 31, 2020); silver process recovery of 95%; marginal mining cost of $40/t; processing cost of $30/t, and general and administrative (G&A) cost of G&A: $15/t. AgEq cut-off for reporting the Mineral Resource estimate amenable to underground mining was calculated as follows:

  ($40+ $30+$15) / ($18.50/31.1035 x 95%) = 150 gpt AgEq.

A Measured Mineral Resource was only classified for the recent underground sampled workings in the Babicanora Main Vein with a 10 m range extended up and down from the samples interpolated with underground channel and chip samples and drill holes within this area. Indicated Mineral Resources were classified for the blocks interpolated with the Pass 1 and 2, which used at least two drill holes within 50 m. Inferred Mineral Resources were classified for all remaining grade blocks within the mineralization vein wireframes >150 gpt AgEq with some lower grade exception based on continuity. The classifications were adjusted on a longitudinal projection to reasonably reflect the distribution of each classification.

In addition to the estimate of material potentially amenable to underground mining, Mineral Resources were estimated for selected historical dumps and stockpiles. The estimated tonnage of each stockpile was calculated using the average thickness, based on trench profiles and auger drill holes, an estimated bulk density of 1.7 t/m3, and a measured surface area, calculated in GEMS using the dump perimeter. Grade capping was applied to gold and silver assay data for each stockpile area, then average grades were estimated for each stockpile area based on the samples collected. The Mineral Resource Estimate for the historical stockpiles were calculated using a COG of 110 gpt AgEq.

Mineral Resource Statement

The Mineral Resource estimates are reported with an effective date of October 16, 2020.  The QPs for the estimates are Mr. Yungang Wu, P. Geo. and Mr. Eugene Puritch, P.Eng., of P&E.

Mineral Resources considered potentially amenable to underground mining methods are provided in Table 0-1 (Summary) and Table 1-2 (Details). Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 0-1: Las Chispas Mineral Resource Estimate Summary at 150 gpt AgEq Cut-off(1-8)

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Area Total	Measured + Indicated	2,214.5	7.35	681	1,319	523.2	48,471	93,939
Las Chispas Area Total	Indicated	445.1	4.20	548	913	60.1	7,844	13,065
Total Undiluted Veins	Measured + Indicated	2,659.6	6.82	659	1,251	583.3	56,316	107,004
Stockpiles	Indicated	164.2	1.23	108	215	6.5	572	1,135
Total (Veins + Stockpiles)	Measured + Indicated	2,823.8	6.50	627	1,191	589.8	56,888	108,139
Babicanora Area Total	Inferred	861.6	5.47	409	884	151.6	11,325	24,496
Las Chispas Area Total	Inferred	378.4	1.80	272	428	21.9	3,308	5,209
Total (Undiluted Veins)	Inferred	1,240.0	4.35	367	745	173.4	14,634	29,705

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in the Report were estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

5. Historical mined areas were removed from the wireframes and block model.

6. AgEq is based on gold to silver ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

7. Mineral Resources are inclusive of the Mineral Reserves stated in Section 15 of the Technical Report.

8.  Totals may not add due to rounding.

Table 0-2: Las Chispas Mineral Resource Estimate Details (1-8) at 150 gpt AgEq Cut-off

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Main	Measured	143.3	13.52	1,192	2,366	62.3	5,490	10,901
Babicanora Main	Indicated	919.0	5.29	532	992	156.3	15,720	29,302
Babicanora Main	Measured + Indicated	1,062.3	6.40	621	1,177	218.6	21,210	40,204
Babicanora FW	Indicated	162.7	6.60	610	1,184	34.5	3,190	6,191
Babicanora HW	Indicated	119.3	2.48	151	366	9.5	579	1,406
Babicanora Norte	Indicated	351.5	9.03	1,067	1,851	102.0	12,051	20,919
Babicanora Norte HW	Indicated	66.9	2.87	236	486	6.2	507	1,045
Babicanora Sur	Indicated	233.4	7.09	372	988	53.2	2,791	7,412
Babicanora Sur HW	Indicated	18.4	2.62	97.5	325	1.5	57	191
Babi Vista	Indicated	179.9	15.81	1,293	2,668	91.5	7,480	15,482
Babi Vista FW	Indicated	20.2	9.53	928	1,756	6.2	603	1,141
Babicanora Area Total	Measured + Indicated	2,214.5	7.35	681	1,319	523.2	48,471	93,939
Las Chispas	Indicated	208.2	5.74	748	1,246	38.4	5,007	8,344
Giovanni	Indicated	70.8	2.76	394	634	6.3	896	1,443
Gio Mini	Indicated	54.9	3.70	466	787	6.5	821	1,388
William Tell Main	Indicated	17.3	1.99	283	456	1.1	157	253
Luigi	Indicated	61.9	2.48	338	553	4.9	672	1,101
Luigi_FW	Indicated	31.9	2.74	281	520	2.8	288	533
Las Chispas Area Total	Indicated	445.1	4.20	548	913	60.1	7,844	13,064
Total Undiluted Veins	Measured + Indicated	2,659.6	6.82	659	1,251	583.3	56,315	107,004
Stockpiles	Indicated	164.2	1.23	108	215	6.5	572	1,134
Total (Veins + Stockpiles)	Measured + Indicated	2,823.8	6.50	627	1,191	589.8	56,888	108,139
Babicanora Main (Inc. El Muerto Zone)	Inferred	342.0	3.02	256	519	33.2	2,819	5,706
Babicanora FW	Inferred	5.4	1.39	154	275	0.2	27	48
Babicanora HW	Inferred	6.0	1.97	79	250	0.4	15	48
Babicanora Norte	Inferred	53.1	2.09	317	499	3.6	541	851
Babicanora Norte HW	Inferred	27.2	1.77	172	326	1.6	151	286

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Sur	Inferred	79.4	4.94	251	681	12.6	641	1,737
Babicanora Sur HW	Inferred	2.8	2.53	6	226	0.2	1	21
Babicanora Sur FW	Inferred	42.0	1.77	162	316	2.4	219	426
Babi Vista	Inferred	14.1	3.05	222	488	1.4	101	221
Babi Vista Splay	Inferred	211.4	13.00	909	2,039	88.3	6,180	13,857
Babi Vista FW	Inferred	15.1	2.36	214	419	1.1	104	204
Granaditas 1	Inferred	43.5	4.11	295	653	5.8	413	913
Granaditas 2	Inferred	19.7	1.19	182	285	0.8	115	180
Babicanora Area Total	Inferred	861.6	5.47	409	884	151.6	11,325	24,496
Las Chispas	Inferred	71.7	3.27	469	753	7.5	1,082	1,736
Gio Mini	Inferred	6.8	2.20	535	726	0.5	118	160
William Tell Main	Inferred	155.5	1.49	233	363	7.4	1,166	1,813
William Tell HW	Inferred	55.9	2.00	237	412	3.6	427	740
William Tell Mini	Inferred	33.5	1.60	172	311	1.7	185	334
Luigi	Inferred	19.7	1.14	161	260	0.7	102	165
Luigi_FW	Inferred	35.2	0.33	202	230	0.4	229	261
Las Chispas Area Total	Inferred	378.4	1.80	272	428	21.9	3,308	5,209
Total Undiluted Veins	Inferred	1,240.0	4.35	367	745	173.4	14,633	29,705

Notes:

1.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in the Report were estimated using the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves.

5. Historical mined areas were removed from the wireframes and block model.

6. AgEq is based on Au: Ag ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

7. Mineral Resources are inclusive of the Mineral Reserves stated in Section 15 of the Technical Report.

8.  Totals may not add due to rounding.

Mineral Reserve Estimation

Mineral Reserves were converted from Measured and Indicated Mineral Resources using applicable modifying factors.  The Inferred Mineral Resources contained within the Mineral Resource block models were treated as waste at zero grade.

COGs were calculated using input parameters, such as process recovery, processing costs, G&A costs, commodity prices, exchange rate, and marketing costs (Table 0-3).

Table 0-3: COG Input Parameters

Input Parameters
Processing Costs	$/t milled	35.00
General & Administrative costs	$/t milled	15.00
Gold Price	$/oz	1,410
Silver Price	$/oz	16.60
Conversion	g/oz	31.10
Government Gold Royalty	%	0.5
Gold Recovery	%	96.0
Silver Recovery	%	94.0
Recovered Gold/Silver Ratio	Au/Ag	86.9
Gold Payable	%	99.85
Silver Payable	%	99.85
Transport	$/oz	0.01
Treatment and Refining	$/oz	0.22
Net Value (Ag)	$/oz	15.25
Net Value (Ag)	$/g	0.49

Operating costs were based on an extraction and processing rate of 1,250 t/d.  Marginal COGs were also calculated without development costs.

COGs were defined by mining method:

  Long hole and Avoca mining methods:  COG with dilution = 190 gpt AgEq; COG marginal with dilution = 170 gpt AgEq;

  Cut-and-fill mining methods:  COG with dilution = 250 gpt AgEq where the stope mining width is 1.5 m, 220 gpt AgEq where the stope mining width is 2.5 m, 200 gpt AgEq where the stope mining width is 4.5 m; marginal COG with dilution = 210 gpt AgEq where the stope mining width is 1.5 m, 200 gpt AgEq where the stope mining width is 2.5 m, and 190 gpt AgEq where the stope mining width is 4.5 m;

  Cut-and-fill mining methods using resue:  COG with dilution = 430 gpt AgEq where the stope mining width is 0.5 m, 330 gpt AgEq where the stope mining width is 1.0 m, 290 gpt AgEq where the stope mining width is 1.5 m; marginal COG with dilution = 300 gpt AgEq where the stope mining width is 0.5 m, 240 gpt AgEq where the stope mining width is 1.0 m, and 220 gpt AgEq where the stope mining width is 1.5 m; and

  Stockpiles:  110 gpt AgEq.

Stopes were designed using Deswik Stope Optimizer (DSO) software.  Multiple DSO scenarios were run to obtain the best results in terms of tonnage and grade. The DSO software was first programmed to estimate the economic stopes with the applicable COG. A second set of economic calculations were then completed with the use of the applicable marginal COG. The stopes calculated from the marginal COG that were continuous with the first stopes were considered for reserve inclusion.

Unplanned mining dilution was applied using DSO by allowing for dilution on the hanging wall and footwall. Different thicknesses of dilution were selected depending on the mining method. A 0.2 m shape surrounding the mineralization vein was created in the Mineral Resource block model using drill holes assays to evaluate the dilution grade outside the mineralization zone.  Apart from these shapes, the diluting material was assumed to have zero grade.  Some of the cemented rock fill (CRF) is expected to fall into the stope and be removed from an adjacent stope and/or be scraped off the stope floors during the mineralized material loading. This material was also assumed to have zero grade.

A 95% mining recovery was used for the various mining methods to account for the under-break and for the mineralized material left in place. Since the mining methods used are largely very selective, this percentage also included some of the rock left in place in the sill pillars.

The Mineral Reserve estimates have an effective date of January 4, 2021.  The QP for the estimate is Mr. Carl Michaud, P.Eng., a GMS employee. COGs were calculated using input parameters, such as process recovery, processing costs, G&A costs, commodity prices, exchange rate, and marketing costs (Table 0-4 and Table 0-7).

Table 0-4: Mineral Reserve Estimate (effective date: January 4, 2021)

Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Proven	336.5	6.21	552	1,091	67.1	5,971	11, 806
Probable	3,014.7	4.65	451	855	451.0	43,707	82,898
Proven + Probable	3,351.2	4.81	461	879	518.1	49,679	94,740

Notes:

1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

2. The Mineral Reserve is estimated with a variable COG which was calculated by vein width and economic and operating parameters. Refer to Subsection 15.2 for COG estimation details.

3. The Mineral Reserve is estimated using long-term prices of $1,410/oz for gold and $16.60/oz for silver.

4. A government gold royalty of 0.5% is included in the Mineral Reserve estimates.

5. The Mineral Reserve is estimated with a mining recovery of 95%.

6. The Mineral Reserve presented includes both internal and external dilution. The external dilution included a mining dilution of 0.5 m width on the hanging wall and footwall for the long hole mining method and a 0.2 m width on the hanging wall and footwall for the cut-and-fill and resue mining methods. Backfill dilution is also included and represents 7% for the long hole mining method and 10% for cut-and-fill and resue mining methods.

7. A minimum mining width of 1.5 m was used for the long hole and cut-and-fill mining methods. A minimum mining width of 0.5 m was used for the resue mining method.

8. The economic viability of the Mineral Reserve has been demonstrated.

9. AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

10. The Qualified Person for the estimate is Mr. Carl Michaud, P.Eng., Underground Engineering Manager for GMS. The estimate has an effective date of January 4, 2021.

11. Totals may not add due to rounding.

Table 0-5: Mineral Reserve Estimate by Vein (effective date: January 4, 2021)

Vein	Classification	Tonnes (kt)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (Moz)	Contained AgEq (Moz)
Babicanora Main	Proven	119.4	13.11	1,168	2,307	50.3	4,486	8,860
Babicanora Main	Probable	1,474.8	3.47	337	638	164.6	15,965	30,273
Babicanora Norte	Probable	514.8	5.87	682	1,192	97.1	11,289	19,732
Babi Vista	Probable	220.7	11.71	955	1,972	83.1	6,774	13,994
Babi Vista FW	Probable	18.8	8.64	867	1,618	5.2	524	978
Babicanora Sur	Probable	305.3	4.98	262	695	48.9	2,569	6,818
Babicanora Sur HW	Probable	6.1	3.12	102	373	0.6	20	73
Total Babicanora Area	Proven	119.4	13.11	1,168	2,307	50.3	4,486	8,860
Total Babicanora Area	Probable	2,540.6	4.89	455	880	399.6	37,142	71,867
Las Chispas	Probable	180.6	5.21	661	1,114	30.2	3,841	6,470
Giovanni	Probable	65.8	2.02	301	476	4.3	637	1,007
Gio Mini	Probable	64.6	2.51	318	536	5.2	660	1,112
Luigi	Probable	37.7	2.27	309	506	2.8	374	613
Luigi FW	Probable	38.7	1.67	178	323	2.1	222	402
William Tell	Probable	8.9	1.94	273	441	0.6	78	126
Total Las Chispas Area	Probable	396.3	3.54	456	764	45.1	5,812	9,731

Vein	Classification	Tonnes (kt)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (Moz)	Contained AgEq (Moz)
Historical Stockpiles	Proven	162.6	1.23	108	215	6.4	565	1,123
Babicanora Stockpile + Open stope	Proven	54.5	5.93	525	1040	10.4	920	1,823
Babicanora Stockpile + Open stope	Probable	77.8	2.51	301	519	6.3	754	1,300
Total Mineral Reserve Estimate	Proven	336.5	6.21	552	1,091	67.1	5,971	11,806
	Probable	3014.7	4.65	451	855	451.0	43,707	82,898
	Proven+ Probable	3,351.2	4.81	461	879	518.1	49,679	94,704

Note:

1. Footnotes to Table 0-4 also apply to this table.

2. Babicanora Main Vein includes Babicanora Central Zone, Babicanora FW Vein and Babicanora HW Vein.

3. Babicanora Norte Vein includes Babicanora Norte HW Vein.

Factors that may affect the Mineral Reserve estimates include: geological complexity, geological interpretation, and Mineral Resource block modelling; COG estimations; commodity prices, market conditions and foreign exchange rate assumptions; operating cost assumptions; sustaining capital costs to develop; rock quality and geotechnical constraints, dilution and mining recovery factors; hydrogeological assumptions; and metallurgical process recoveries.

Dilution grades for dilution were estimated from the Mineral Resource block model for the planned and unplanned dilution. Table 0-6 presents the average expected unplanned dilution by area.

Table 0-6: Average Dilution by Mining Area

Areas	Average Dilution
Babicanora Main	48%
Babi Vista	90%
Babicanora Norte	56%
Babicanora Central	24%
Babicanora Sur	60%
Las Chispas	65%
Las Chispas Average All Areas	52%

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Reserves that are not discussed in the Report.  It is reasonably expected that all necessary government approvals will be issued for the Project to proceed.

Mining Methods

Geotechnical Considerations

A detailed geotechnical program was carried out in 2019-2020 by Rockland, consisting of site visits, field data collection, laboratory tests, analytical, and numerical modeling investigations.

The majority of resource drill holes were geotechnically logged and point load tested. Two rock mass classification systems were employed for the rock quality data collection program. Geotechnical data were collected from the immediate hanging wall, vein domain, and immediate footwall domains. The results are summarized in Table 0-7.

Table 0-7: Rock Quality Ranges based on the RMR76 Rock Mass Classification

Vein Name	Hanging wall Domain Range	Vein Footwall Domain Range	Footwall Domain Range
	25% - 75% Percentile	25%-75% Percentile	25%-75% Percentile
Babicanora Main (upper part) and Babicanora Central Zone	26-41 Poor-Fair	24-45 Poor-Fair	30-62 Poor-Good
Babicanora Main (lower part)	40-51 Poor-Fair	40-47 Poor-Fair	47-60 Fair
Babicanora Norte, Babicanora Norte Northwest, Babi Vista, Babicanora Sur, Babicanora FW, Las Chispas Vein, La Blanquita Zone, and Giovanni Veins	51-84 Fair- V. Good	41-76 Fair-Good	47-84 Fair- V. Good

Therefore, the rock quality of the various Las Chispas veins can be broadly divided into two main domains: "Poor-Fair/Good" and "Fair-Good/V. Good". The lower part of the Babicanora Main vein has a better rock quality than the upper portion. The Babicanora Norte, Babicanora Norte Northwest, Babi Vista, Babicanora Sur, Babicanora FW, Las Chispas, La Blanquita Zone, and Giovanni Veins have a range of "Fair-Good/V. Good" rock quality. Stope dimension analysis was conducted using the collected rock quality data and stability graph method for all veins. The results were used to assist in the selection of mining methods.

Ground support selection considered industry-standard empirical design guidelines and Rockland's experience with variable ground conditions. Ground support was recommended based on rock quality, the period in use (long-term or short-term), and the size of headings (excavation). The ground support consisting of Inflatable bolts (e.g., Swellex) or resin rebars with Split Sets and mesh was specified.

Several of the Babicanora Central stopes will come close to the ground surface; crown pillars are required for these stopes. A stability analysis, consisting of empirical and numerical modeling methods, was carried out to recommend the minimum crown pillar thickness. The crown pillar geometries were based on the three-dimensional solid model, and the rock quality was based on drill hole information from the crown pillar area. Using the scaled crown span empirical method, a minimum factor of safety of 1.5 with a probability of failure of 5-10% was chosen. Subsequently, CPillar limit equilibrium (Rocscience, 2019) and RS2 (Rocscience, 2019) finite element analyses were carried out to verify the empirical assessments. The results show that a crown pillar with strike lengths of 25 m, 50 m, and 100 m should have a minimum thickness of 12 m, 12.5 m, and 13 m, respectively.

Hydrological Considerations

A hydrological and hydrogeological study was completed by HRI. Work completed included: installation of six pressure probes to measure flow elevations; water elevation measurements taken for quality control purposes in three piezometers to verify measurements taken by SilverCrest; slug testing in three piezometers; and pump tests in a stope at the base of the historical workings at Las Chispas that is filled with groundwater, and which is the only known location in the historical operations that has groundwater.

There was insufficient rainfall during the monitoring period to generate any pressure variation between the six pressure probes.

Water elevation measurements indicated the presence of a perched phreatic surface considerably above the natural water table.  The water table is at approximately 900 m elevation and the perched phreatic surface is at about 1,032 m elevation.  The perched phreatic surface does not impact the historical workings, and for the purposes of the mine plan, will not require dewatering.  Pump tests indicated that the host rocks had low permeability. Based on the pump test results, a maximum flow of about 9.4 L/s has been estimated at the end of operation of Las Chispas Area. There is insufficient data to determine if this flow rate will be sustained in the long-term. As a result, the mine plan in this area was designed with a dewatering system in the lower levels with a pumping capacity of 9.4 L/s; however, this pumping system will not be required until late in the mine life.

As the majority of the workings will be above the water table elevation of 900 masl, groundwater inflows are not expected to be a concern to mining operations. No impacts to surrounding perennial streams or valley bottoms are expected from mine dewatering activities, since these are typically dry other than during short-term, low precipitation rainfall events. The Rio Sonora, located 7 km west of the future operation, is considered to be too distant to be affected by any future mine-related pumping.

Mining Methods

The mine design was based on a production rate of 1,250 t/d and will be reached by maintaining a proper balance between productive and selective mining methods.  The proposed mining approach will use variations of long hole stoping and cut-and-fill mining methods via several access drifts and ramps. These methods are appropriate to the sub-vertical vein geometry and to veins that have thicknesses ranging from 0.5-10 m.

The long hole stope mining methods will include long hole longitudinal retreat stoping and Avoca. These methods will be used in mining areas where vein thicknesses are >1.5 m and where ground conditions are fair-good. Avoca requires multiple accesses to the veins, whereas long-hole longitudinal retreat typically requires only one access. Variations of cut-and-fill mining methods will include cut-and-fill with uppers, cut-and-fill with breasting and resuing. Cut-and-fill with uppers will be used in mining areas with fair ground conditions and where the vein thickness is >1.5 m. Cut-and-fill with breasting will be used in mining areas with adverse ground conditions, and where the vein thickness is >1.5 m. Resuing will be used in mining areas where the vein thickness is <1.5 m, independent of ground conditions. Mining areas will be accessed via three portals: the Santa Rosa, Babicanora Central, and San Gotardo portals.

The level spacing was selected based on the mining method chosen and the efficiency of long hole drilling. The level distance is generally 18 m for areas where cut-and-fill will be the predominant mining method. A 15 m level spacing was used for the Babicanora Main to reduce the length of the long hole drilling, and thus reduce the deviation of the drilling. This allows for reduced dilution and better vein recovery.  The level distance for the cut-and-fill and resuing was set at 18 m to reduce the total development required.

Declines will provide access from the portals to mining levels for all veins and zones. Depending on the mining methods selected, drifts may be required to access the mineralized zones. Excavation dimensions are set at 4.5 m x 4.5 m. Rigid ventilation ducts, freshwater, compressed air, and dewatering pipes and power cable will be installed in declines and main access drifts. The ramp incline is set at -15% grade. Loading and hauling will be carried out to the nearest muck bay that will be located at a maximum distance of 200 m. Dimensions will allow the use of 10 t scoops, 30 t trucks and two-boom jumbos. This equipment will be sufficient to achieve the daily development productivity target.

Pivot drives will be excavated for zones mined using cut-and-fill methods (breasting, uppers and resue). Only Babicanora Main, which will be mined by long hole method, will not have a pivot drive. The pivot drive dimensions are set at 4 m x 4 m. Fan, freshwater and compressed air pipes will be installed. The pivot drive incline will range from -18% to +18% grade. Loading and hauling will be carried out to the nearest muck bay, which will be located at a maximum distance of 60 m. The first pass advance will be conventional development and will be followed by five backslash passes. Dimensions will allow the use of 10 t scoops and two-boom jumbos.

Long hole sills will be excavated in the Babicanora Main Vein. Dimensions are set at 3 m x 3 m. The long hole sill will be developed following geology. Services such as fan pipes, fresh water etc. will be located directly in the long hole sills. Long hole sills will be used to drill and blast stopes and to mine muck. Loading and hauling will be carried out to the nearest muck bay that will be located at a maximum distance of 250 m. Dimensions will allow the use of 3 t scoops and single-boom jumbos.

Development of cut-and-fill sills will include sills developed by breasting, uppers and resuing Dimensions are set at 3 m L x 3 m H for upper and breasting sills and 2.6 m L x 3 m H for resuing sills. Services such as fan pipe, fresh water etc. will be located directly in the cut-and-fill sills. Loading and hauling will be carried out to the use of 1.5 t or 3 t scoops, single-boom or two boom jumbos, or jacklegs, depending on the dimensions.

Several raises will be required for the different mine zones. Raises for all zones will be 3 m in diameter for main raises (drilled by raise boring) and 3 m x 3 m for internal raises.  Some ventilation raises will also serve as escape ways. A prefabricated modular manway system will be installed in the emergency exits. This system has been proven to save time and costs to establish the manway. Ventilation raises between the levels will be excavated by the drop raise method.

Mining operations will extract from 16 principal veins: Babicanora Main including Area 51 and Babicanora Central zones, Babicanora FW, Babicanora HW, Babicanora Sur, Babicanora Sur HW, Babicanora Norte including Area 200 Zone, Babicanora Norte HW, Babi Vista, Babi Vista FW, Luigi, Luigi FW, William Tell, Giovanni, Gio Mini and Las Chispas including Area 118 Zone. These veins are grouped into six main mining areas: Babicanora Main, Babicanora Sur, Babi Vista, Babicanora Norte, Babicanora Central Zone and Las Chispas.  Each of these mining areas will be serviced by supporting infrastructure including power distribution, compressed air distribution, water supply, ventilation, dewatering and communications.

Three drill types will be used depending on the size of the excavations. Mechanized bolters are planned for the ground support installation. Depending on the excavation size, two types of bolters will be used: standard size bolters for waste development, and narrow vein bolters in other excavations. Jackleg and stoper drills are planned for bolting in raises, drilling safety bays, service drilling, and ground support installation. Electric-hydraulic long hole drills are planned for the production holes.

Based on the mining method and excavation dimensions a fleet of 1.2 t, 3 t, 3.5 t and 10 t load-haul-dump (LHD) vehicles were selected. The 1.2 t, 3 t and 3.5 t LHD units will remove the mineralized material or waste from the stope and transport it to a muck bay, where the 10 t LHD can directly load haul trucks. In long hole stopes, an LHD equipped with remote control will be used to keep personnel away from unsupported ground. LHDs will tram the material to a nearby re-muck bay.

A 30 t diesel truck fleet was selected to bring rock to surface. The trucks will be loaded by the 10 t LHD at the loading point. Each sector of the mine will have loading points on each production level. The trucks will travel to surface where broken (not crushed) mineralized material or waste will be unloaded on a surface transfer pad. From this pad, mineralized material will be transported by surface mining trucks or via loader to the process plant. The waste not used for rockfill will be transported by surface mining trucks to the appropriate waste rock storage facility (WRSF). All mining activities will be completed via a contractor that will supply adequate underground mining equipment for the different mining activities

SilverCrest will supply fuel, electricity, explosives, explosives accessories, ground support consumables (e.g., rebars, wire mesh), construction consumables (e.g., steel), and services consumables (e.g., piping, rigid ventilation ducts).

Development has already commenced on the Babicanora Main area. Material mined prior 2021 was stockpiled on surface. Including in-vein development and production, a total of 3.35 Mt including historical stockpiles will be mined over a period of approximately 8.5 years. The pre-production period will start in 2021 and will end during the second quarter of 2022. Development during the pre-production period will be carried out in the Babicanora Main, Babicanora Norte and Babi Vista mining areas. The average grade mined is forecast to be 4.81 gpt Au and 461 gpt Ag or 879 gpt AgEq. The production schedule was established for an annual mill feed production rate of 456,200 t/a. The schedule was built to maximize tonnage throughput to the process plant and, where possible, target higher-grade mining blocks in the early stage of the mine life. The single heading advance rate were set a 2.5 m/d with a scheduling maximum constraint of 300 m of lateral advance per month. This performance level was shown to be achievable at the Project in 2019-2020.  Total mine underground capital and operating development will be 53,554 m and 32,220 m, respectively. Underground overall development will average 9,500 m/a or 26.0 m/d from Year 1 to Year 8.

The mine will operate seven days per week with two shifts of 12 hours each. Development and production crews will be on a schedule of 14 days working/seven days off, for two 12-hour shifts. The maintenance crew will also be on the same schedule of 14 working days/seven days off, for 12 hr/shift, night and day, or days only. This schedule is equivalent to operating 365 days per year. Staff mine labour, including mine management and the technical department will work on five, eight-hour shifts, per week.

Mine services will include ventilation, water supply, power, provision of cemented rock fill, compressed air, fuel, surface and underground communications networks, explosives storage and handling, and transport for personnel and materials.  All major mechanical maintenance will be performed on surface at the existing workshop. Only minor maintenance and emergency work will be performed underground by mobile maintenance crews.

Recovery Methods

Based on the metallurgical testing results, Ausenco's design expertise and experience from local operations treating similar types of mineralized material, the planned flowsheet, which is designed for treatment of a variety of feed grades, is flexible and robust. The flowsheet is based on well-proven unit operations in the industry and there are no unique or novel processing methods required for gold and silver recovery.

The process plant will be located at the mine site and will receive blended feed material from a number of different mineralized veins. The key project design criteria for the plant are:

  Major equipment designed for nominal throughput of 1,250 t/d with the ability to accommodate increased throughput up to 1,750 t/d via an expansion.
  Crushing circuit availability of 70%, supported by the use of a surge bin, a dedicated feeder and an emergency stockpile to provide continuous feed to the balance of the process plant; and
  Process flowsheet (Figure 0-1) including semi-autogenous grinding (SAG), flotation, independent cyanide leaching circuits for both flotation concentrate and tailings streams, Merrill Crowe circuit, and tailings handling facilities, with an overall availability of 91.3%, given:
    Axb of 41 and BWI of 19.4 kwh/t;
    Design head grades of 8 gpt Au and 800 gpt Ag with the ability to handle peak head grades of as much as 13 gpt Au and 1,300 gpt Ag; and,
    Overall process recovery of 97.6% gold and 94.3% silver for LOM average grades.

The total operating power for the process plant will be 4.6 MW. Provision will be made for raw water to be supplied from the underground mine, the fresh water (storm) pond, the Sonora Valley, or any combination thereof pending availability and requirements. Wherever possible in the plant, process water or barren solution will be used to minimize freshwater consumption. Potable water will be sourced from the sediment-free water in the raw water tanks and treated prior to distribution or shipped to site. Plant consumables will include quick lime, sodium cyanide, lead nitrate, oxygen, flocculants, coagulant, Aerofloat 208, PAX, frother, diatomaceous earth, zinc powder, copper sulphate, sodium metabisulfite, antiscalant, and flux.

Figure 0-1: Overall Process Flow Diagram

Project Infrastructure

Infrastructure Requirements

Infrastructure that will be required for the mining and processing operations will include:

  Underground mine, including portals, ramps and vents;

  Roads: main access road, site access road, bridge crossing, borrow pit haul road, filtered tailings storage facility (FTSF) haul road, waste rock storage facility (WRSF) haul road, and explosives access road;

  Diversion and collection channels, culverts, and containment structures;

  Site main gate and guard house;

  Construction camp;

  Power and waster distribution;

  Warehouse and truck shop, offices, process plant dry facility, medical clinic, and nursery;

  Explosives magazines;

  Processing plant;

  Control room;

  Doré room;

  Assay laboratory (off-site facility);

  Reagent storage facility;

  Water treatment plant;

  Mineralized stockpiles and WRSFs;

  FTSF;

  Hazardous waste containment facility; and

  Exploration core shack.

Figure 0-2: Proposed Site Layout

Waste Rock Storage Facility

The WRSF will have a capacity of approximately 0.9 Mt and will be a temporary facility that will store development waste before returning it to be used as rock fill in mined-out stopes. Although current waste rock characterization indicates no potential for acid generation, contact water channels as well as contact water ponds have been considered to capture surface water runoff from this temporary structure and allow for water sedimentation/monitoring before returning it to the process plant as make up.

Stockpile

The mineralized material stockpile will have a capacity of about 0.3 Mt with segregated piles by grade (or clary content). Non-contact water management structures will be used around the stockpile area to minimize contact water generation. Contact water channels and contact water ponds were designed to manage and capture runoff from this temporary structure.

Filtered Tailings Storage Facility

A FTSF concept was adopted based on the mine plan, the limited available construction materials, and to avoid risks associated with storage of conventional slurried tailings behind a dam. Tailings will be thickened, filtered, and delivered by trucks to the FTSF.  Two facilities were designed to store approximately 4.5 Mt of tailings. However, based on the current LOM and estimated production only the East FTSF will be constructed, and will have a storage capacity of 3.5 Mt of filtered tailings.

Each facility would have an overall slope of 2.8:1 (H:V), slope between benches of 2.2:1 (H:V), and maximum approximate heights of 50m to 56 m (measured from the lowest portion of the starting buttress to the maximum elevation of the dry stacks). The East FTSF will be located about 530 m northeast of the process plant and will cover an area of 101,932 m2. The NW FTSF would be about 300 m northwest of the process plant and will cover an area of 47,758 m2.

The FTSF will include contact water collection channels, contact water collection/storage ponds, sub-drain collection systems, and access roads. Non-contact water diversion channels will be constructed to reduce the amount of surface contact water generated from the FTSF area.

Power and Fuel

Electrical power will be supplied to site from the national grid, by way of an overhead power line, rated to carry 8.5 MVA at 33 kV. Connection to the grid will be at the Nacozari de Garcia substation, which is 74.4 km from the Project. The Comisión Federal de Electricidad (CFE) has approved the transmission line and anticipates completion of the upgrades and construction to be completed with power supply available at Las Chispas by Q1 2022. Approximately 49 km of line construction is required, and these right-of-ways have been acquired.

Diesel fuel requirements for the mining equipment, process and ancillary facilities will be supplied from two modular above-ground diesel fuel storage tanks.

Camp

The Project will require the use of a temporary construction camp. The camp will generally be self-contained and have its own power generation and heating capabilities, potable water treatment plant, and sewage treatment plant.  The first phase of the 520 man-camp (320 rooms) is scheduled to be completed in February 2021. The second phase (100 rooms) is scheduled for Q1 2021 and the third phase (100 rooms) is scheduled for Q2 2021. Given the risk associated with the operation of a camp during a pandemic, SilverCrest has implemented a second facility directly in the small town of Arizpe. The facility is already operational and for the most part supports the exploration needs of the company in a confined setting. The facility has a capacity of 150 beds to supplement the construction camp. The camps are intended as temporary facilities only and will be demobilised upon completion of project construction.

Water Management

Water required for the Project will be supplied as groundwater from dewatering of the underground mine and or from the Sonora Valley, as required. The Project design includes water diversion features to divert precipitation and groundwater away from project infrastructure and direct it to natural receiving streams to minimize the generation of contact water. The layout also includes water collection ponds to collect any contact water that is produced, and to store any excess water from the underground workings such that it can be recycled for use in the process plant. There is not expected to be any water discharged from the plant site.

Market Studies and Contracts

Detailed market studies on the potential sale of gold and silver doré were not completed.  The doré bars produced at the Project can be expected to have variable gold and silver contents and a variable gold to silver ratio, depending mainly on the corresponding gold and silver grades of the feed material being processed at any given time. Over the projected LOM, the metal content is expected to be 0.5%-1.5% gold and 90%-95% silver with the balance impurities. Prior to production, SilverCrest will engage with gold and silver buyers and refiners, and make the necessary arrangements to safely transport, refine, and sell the doré.

Gold and silver doré can be readily sold on many markets throughout the world and the market price can be ascertained on demand. Numerous mining operations produce and sell gold and silver doré in Mexico and elsewhere, and there is sufficient information available in the public domain or furnished to SilverCrest directly from third party refiners or comparable doré producers to use as the basis for the economic analysis.

Metal pricing for financial analysis was agreed upon based on consideration of various metal price sources. This included review of consensus price forecasts from banks and financial institutions, three-year trailing average of spot prices, and current spot prices. The metal pricing for the base case economic model was:

  Gold price of $1,500/troy oz payable; and,
  Silver price of $19.00/troy oz payable.

No contracts were entered into at the Report Effective Date for mining, facility operations, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements.  It is envisaged that SilverCrest would sell any future production through contracts with a refiner, or on the spot market, as applicable. It is expected that when any such contracts are negotiated, they would be within industry norms for projects in similar settings in Mexico.

Environmental Studies, Permitting and Social or Community Impact

Environmental Considerations

Environmental surveys and studies for the Project were completed in support of permit applications. Completed studies include climate, flora, fauna, air quality, noise, surface and groundwater quality. These were compiled by LLA into an environmental baseline report and submitted July 14, 2020 to the Ministry of Environment and Natural Resources of Mexico (SEMARNAT in the Spanish acronym).

Samples of waste rock from exploration drill holes and test pits in the FTSF footprint area were submitted for testing for acid rock drainage (ARD) and metals leaching (ML) potential.  Potentially leachable metals included barium and lead, but in concentrations that were well below the maximum allowable limits. The majority of samples showed no ARD potential; those samples that had elevated neutralization potential/acid potential ratios were still below SEMARNAT thresholds. Tailings samples generated from metallurgical testwork at SGS Lakefield were subjected to acid base accounting (ABA) and net acid generation (NAG) testwork. The majority of samples showed non-acid forming (NAF) characteristics in NAG testing.

No known environmental liabilities exist in the Project area from historical mining and processing operations. Soil and tailings testing were conducted as part of the overall sampling that has been ongoing at site. To date, there are no known contaminants in the soils. Water quality testing is currently ongoing through baseline environmental studies.

Permitting Considerations

SEMARNAT requires a number of studies be completed to support award of environmental permits to conduct exploration, or construct and operate a mine.  Given the Project setting, these include a Mining Exploration Permit, Environmental Impact Assessment (MIA in the Spanish acronym) and Change in Land Use (CUS in the Spanish acronym) permit. In addition to the SEMARNAT requirements, permits must also be obtained in certain instances from the Comisión Nacional del Agua (CONAGUA), Comisión de Ecología y Desarrollo Sustentable del Estado de Sonora (CEDES), Secretaría de la Defensa Nacional (SEDENA) and local municipal authorities. The final licence requirement is the environmental operating licence (LAU in the Spanish acronym). The LAU sets out operating conditions, including specifications around equipment and processes, production, air emissions, hazardous waste and water impact obligations.

LLA worked with its permitting team in Mexico to identify the key environmental permits and other Mexican regulatory permits required to construct and operate a mine in Sonora state, Mexico, and to identify which regulatory authorities grant such permits.  A total of 27 key permits were identified, of which 21 have been granted, four are pending, and the remaining two permits will be applied for in due course. Granted permits have varying terms, ranging from one year to unlimited terms. Permits will be renewed as required. LLA has all permits required to construct the underground infrastructure and process plant.

Closure Considerations

A Conceptual Closure Plan was prepared in general accordance with applicable Mexican standards.  Under Mexican law, mining may be initiated under a Conceptual Closure Plan with a Detailed Closure Plan being developed later in the Project life.

Wood prepared a conceptual closure cost estimate for the planned operation, using a combination of information derived from the Feasibility Study, drone imagery of existing facilities and landforms, a database of itemized costs from local contractors working on similar projects in the area, and assumptions derived from Wood's experience in mine closure. The estimated cost is approximately $3.4 M. Closure costs were assumed to be disbursed over a period of approximately three years, following the cessation of production.

Social Considerations

The Sonora Valley is an isolated community set in a region of rugged topography. The areas planned for mining activity are not visible from the local communities or from adjacent roads. As of November 2020, SilverCrest employed 85 people from the Sonora Valley. There are four main ejido groups that SilverCrest have been engaging with, three of which will be impacted by mining operations (Ejido Bamori, Ejido Arizpe, and Ejido Sinoquipe) and the fourth (Ejido Los Hoyos) will be impacted by the powerline. Impacts to Indigenous populations were examined. There are no indigenous populations located within 10 km of the Project.

A social baseline study, completed in 2019-2020, found key areas of community concern were: water usage, and water safety; a lack of information on the Project; concerns around an environmental incident in 2014 that was caused by a different mining company (100 km north of the Project); a wish to see improvements in the local infrastructure; that environmental safety and appropriate mine closure protocols should be in place to protect the region at the end of the LOM; and job creation with a focus on opportunities being made available for women.

In early 2020, SilverCrest engaged two third-party consultants to complete a materiality assessment designed to identify the key risks facing the company including potential risks relating to SilverCrest's relationship with, and impact on, local communities. A detailed stakeholder analysis was completed. Key findings were centered around climate and water risks, community health issues (mining, food, water), environmental safety of the local river and agriculture, employment opportunities, a desire for improved infrastructure (sports, recreation, health) and a concern regarding a potential influx of people from outside the community taxing local infrastructure.  The materiality assessment results will be the basis of a company-wide Environmental and Social Management System.

SilverCrest has formalized a communication strategy that employs direct outreach, social media, company-generated videos, flyers, posters and workshops. SilverCrest has set up a whistle blower policy and hotline and, at the Report effective date, was in the process of finalizing a grievance mechanism process.

SilverCrest joined the Sonoran Mining Cluster, an organization consisting of mining companies based in Sonora, that aims to share best practices on social license concerns, innovation, sustainability, community relations and responsible mining.

SilverCrest is one of the major sponsors in a non-profit organization (Impulso Koria A.C.) located in Arizpe. Impulso Koria's objectives include supporting local infrastructure, education and health care needs. SilverCrest communicates with Impulso Koria representatives on a regular basis as part of local CSR efforts.

Capital and Operating Costs

Capital Cost Estimates

The capital cost estimate was prepared with a base date of Q3-2020, except for Owner's costs that were based on Q4-2020. The accuracy range of the capital cost estimate is ±15%.  The estimate assumes US$1:CAD1.325, and US$1:MXN20.00.  Pre-production costs (operating costs) were not included in the initial capital cost estimates.

Project LOM capital costs total $265.0 M, consisting of:

  Initial capital costs: include all costs required to construct the surface facilities and underground development required to commence a 1,250 t/d operation. The remaining initial capital cost is estimated to be $137.7 M after the subtraction of $25.8 M of sunk capital expensed in 2020 (from a total of $163.5 M). The sunk capital was expensed for initial earthworks, some surface infrastructure, initial and detailed engineering, procurement and contract management (EPCM) milestone payments to finance long-lead equipment item purchases;
    On December 31, 2020, SilverCrest signed an EPC lump sum turnkey price contract for $76.5 M to construct the process plant. Construction is expected to start in February 2021 with production start up in Q2-2022.
  Sustaining capital costs: include all the costs required to sustain operations, with the most significant component being underground mine development. Sustaining capital costs total $123.9 M over the LOM.
  Closure costs: include all of the costs required to close, reclaim, and complete ongoing monitoring of the mine once operations conclude. Closure costs total $3.4 M.

Initial capital costs are summarized in Table 0-8.

Table 0-8: Initial Capital Cost Summary

Project Scope	Total Cost ($ M)
Mine	27.7
Process plant	68.0
Tailings management	3.1
Infrastructure	23.3
Owners costs	18.2
Subtotal	140.3
Contingency	23.3
Total Initial Capital Cost	163.5
Sunk Capital	25.8
Total Initial Capital Cost (remaining)	137.7

Note: Totals may not add due to rounding.

Sustaining capital costs consisted of the direct costs of mine development, process plant, site infrastructure, FTSF development, and mobile equipment.

The sustaining capital cost estimate from the start of operations to the end of the LOM is provided in Table 0-9.

Table 0-9: Sustaining Capital Cost Summary ($ M)

Calendar Year	2022	2023	2024	2025	2026	2027	2028	2029	2030	LOM
Production Year	1	2	3	4	5	6	7	8	9
Process plant		1.4								1.4
Mobile equipment			0.3	0.3	0.3	0.3	0.3			1.3
Dry stack tailings						0.2	0.1			0.4
Mine	10.2	17.7	20.0	19.2	17.0	15.0	13.1	8.0	0.6	120.9
Total sustaining capital costs	10.2	19.1	20.2	19.4	17.2	15.5	13.5	8.0	0.6	123.9

Note: All numbers are rounded.

Operating Cost Estimates

The operating costs were completed in US dollars, unless specified, and where required were converted to US dollars using the same exchange rates as for the capital cost estimate.

The projected mine operating costs are $71.40 per tonne of material milled. The average LOM operating cost, at a design mill feed rate of 1,250 t/d, was estimated at $118.49/t of material milled. The operating cost is defined as the total direct operating costs including mining, processing, and G&A costs.

It was assumed that once construction is complete, operations personnel will reside in, or be available from nearby towns or villages. There would be no accommodation provided at site; Personnel will be transported to site by SilverCrest. It is assumed that the mining contractor would hire personnel throughout Mexico and be responsible for lodging and catering of those personnel.

The operating costs exclude doré shipping and refining charges. Costs associated with doré transport and refining were included in the financial analysis in the applied payabilities for gold and silver values recovered.

The operating cost estimate is provided in Table 0-10.

Table 0-10:  Operating Cost Summary

Area	LOM Average Operating Cost ($/t milled)
Mining	71.40*
Process and tailings management	31.69
G&A	15.40
Total LOM operating cost	118.49

Notes: * Includes stope development but excludes capitalized underground development.

Economic Analysis

The results of the economic analysis represent forward-looking information as defined under Canadian securities law. The economic information that is forward looking includes the following:

  Proven and Probable Mineral Reserves that have been modified from Measured and Indicated Mineral Resource estimates;

  Cash flow forecasts;

  Assumed commodity prices and exchange rates;

  Proposed mine and process production plan;

  Projected mining and process recovery rates;

  Ability to have doré refined on favourable terms;

  Proposed capital and operating costs;

  Assumptions as to closure costs and closure requirements; and,

  Assumptions as to environmental, permitting, and social risks.

Additional risks to the forward-looking information include:

  Changes to costs of production from what is assumed;

  Unrecognised environmental risks;

  Unanticipated reclamation expenses;

  Unexpected variations in quantity of mineralization, grade or recovery rates;

  Geotechnical or hydrogeological considerations during operations being different from what was assumed;

  Failure of mining methods to operate as anticipated;

  Failure of plant, equipment or processes to operate as anticipated;

  Changes to assumptions as to the availability and or generation of electrical power, and the power rates used in the operating cost estimates and financial analysis;

  Ability to maintain the social licence to operate;

  Accidents, labour disputes and other risks of the mining industry;

  Changes to interest rates, tax rates or applicable laws;

  Receipt of any required permits, beyond those already held by SilverCrest; and,

  Impacts to manpower availability and delays to the construction schedule due to the COIVID-19 global pandemic.

A pre- and post-tax economic analysis was completed on the basis of a discounted cash flow model featuring a 5% discount rate. The analysis used constant (real) 2020 US$ and the project cash flows were modelled in annual periods. The model assumed a 17-month physical construction period, and production period of 8.5 years, including the first year and final year that will see production for only a portion of those two years. Table 0-11 provides the LOM doré production forecast. Figure 0-3 illustrates the annual material movements.

Table 0-11: LOM Doré Production Forecast

	Unit	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030
Mill Feed	kt	3,351	167	456	456	456	456	456	456	363	84
Mill Feed Grade	gpt Au	4.81	2.53	5.23	5.3	5.05	4.9	5.12	4.89	4.16	3.23
	gpt Ag	461	254	541	442	455	478	428	544	427	362
	gpt AgEq	879	474	996	903	893	904	873	968	789	643
Process Recovery	% Au	97.0	90.1	96.2	97.6	97.6	97.6	97.6	97.6	97.6	97.6
	% Ag	93.7	87.0	92.8	94.3	94.3	94.3	94.3	94.3	94.3	94.3
Production in Doré	koz Au	504	10	74	76	72	70	73	70	47	10
	koz Ag	46,629	1,004	7,367	6,116	6,291	6,608	5,920	7,524	4,695	1,104
	koz AgEq	90,392	1,912	13,786	12,715	12,571	12,708	12,284	13,602	8,812	2,002

Notes:

  The AgEq is based on Au:Ag ratio of 86.9:1, calculated using metal prices of $1,410/oz Au and $16.60/oz Ag, and metal recovery values of 96% Au and 94% Ag.
  All numbers are rounded.

Note: Figure prepared by SilverCrest, 2021.

Figure 0-3: Material Movement Schedule

The economic model was based on a gold price of $1,500/oz and a silver price of $19.00/oz.  The freight, and treatment and refining terms for the doré were based on local rates and industry standard terms, respectively.

Initial capital expenditures were based on the required construction and development beginning in 2021 and continuing until plant start-up is achieved in 2022; these initial expenditures also included underground development expenses. However, underground development and construction expenses incurred prior to January 2021 were not included in the financial model as these were considered sunk costs at the point of a construction decision. Total construction and development expenses considered sunk capital prior to January 2021 were estimated to total $25.8 M.

Sustaining capital costs were incorporated on a year-by-year basis over the LOM, and operating costs were deducted from gross revenue to estimate annual mine operating earnings.

Royalties and fees included the following:

  Government earnings before income, taxes, and depreciation and amortization (EBITDA) royalty of 7.5% of income less authorized deductions, applicable to mining companies;

  Extraordinary government NSR of 0.5%, applicable to gold and silver operations;

  Concession fees (included in G&A operating costs).

Working capital for the project in 2021 and 2022 was estimated at $25.6 M. This estimate was reached based on consideration of required inventory, and taxes and duties.

Allowable deductions were applied to cash flows based on estimated capital costs and expenses that SilverCrest has incurred to date, which include:

  Capital costs depreciated at 12%;

  Non-fixed development capital depreciated at 10%;

  Sustaining capital expenses, depreciated in the year expensed;

  Pre-development exploration costs of $91.5 M depreciated at a rate of 10%; and

  Historical net operating losses (NOLs) applied in 2023 of $55.9 M.

The resulting taxable income was estimated at $715.1 M. SilverCrest applied a tax rate of 30% to this amount over the LOM for an estimated tax amount of $214.5 M over the LOM. A review was completed with the NOLs excluded, and the Project economics remained positive.

No salvage value was assumed for any items. No consideration of financing was made. The model considers the cash flow only at an asset level and assumes 100% equity ownership. The economic analysis demonstrated that the mine plan had positive economics under the assumptions used. The Project post-tax net present value (NPV) at a 5% discount rate was estimated to be $486.3 M with an internal rate of return (IRR) of 52%. The Project would achieve payback in 1.0 years.

The production schedule was incorporated into a pre-tax financial model to develop the annual recovered metal production. The annual at-mine revenue contribution of each metal was determined by deducting the applicable treatment, refining, and transportation charges (from mine site to market) from gross revenue.

The pre- and post-tax cash flows were based on 90.3 M payable ounces of AgEq (based on gold to silver conversion ratio of 86.9 to 1 gold). A project financial summary is shown in Table 0-12.

Table 0-12: Economic Analysis Summary

Project Metric	Unit	Value
Gold Price		$1,500
Silver Price		$19.00
Mine Life	Year	8.5
Nominal Process Capacity	t/d	1,250
Average Annual Gold Production (LOM)	koz Au	55.96
Average Annual Silver Production (LOM)	koz Ag	5,181
Average Annual Silver Equivalent Production (LOM)	koz AgEq	10,044
Average Annual Gold Production (2023-2029)	koz Au	68.97
Average Annual Silver Production (2023-2029)	koz Ag	6,360
Average Annual Silver Equivalent Production (2023-2029)	koz AgEq	12,354
Initial Capital Expenditure	$M	137.7
LOM Sustaining Capital Expenditure	$M	123.9
LOM C1 Cash Costs (LOM)	$/oz AgEq	4.40
LOM C1 Cash Costs (2023-2029)	$/oz AgEq	4.13
Pre-Tax NPV (5%)	$M	655.9
Pre-Tax IRR	%	63
Post-Tax NPV (5%)	$M	486.3
Post-Tax IRR	%	52
Undiscounted Post-Tax Cash Flow (LOM)	$M	656.4
Payback Period (undiscounted, post-tax cash flow)	Year	1.0

Note: C1 cash costs represent costs incurred at each processing stage, from mining through to recoverable metal delivered to market, less net by-product credits.

Sensitivity analysis was completed to evaluate the response of the project NPV and IRR to changes in assumptions on key inputs of metals prices, grades, and capital costs and operating costs. The post-tax results across a range of ±30% are shown in.

Figure 0-4 and Figure 0-5. The Project is most sensitive to changes in metal prices, less sensitive to changes in capital and sustaining costs, and least sensitive to changes in operating capital costs. Grade sensitivity mirrors the sensitivity to metal prices. The base case metal prices of $1,500/oz Au and $19.00/oz Ag were used in this sensitivity analysis.

Note: Table prepared by SilverCrest, 2021.

Figure 0-4: Post-tax NPV Sensitivities (base-case is bolded)

Note: Table prepared by SilverCrest, 2021.

Figure 0-5: Post-tax IRR Sensitivities (base-case- is bolded)

A sensitivity analysis was performed to assess the impact of changing gold and silver prices on the Project, as outlined in Figure 0-5. The base-case is bolded in Table 0-13 below.

Table 0-13: Economic Results for Different Metal Price Scenarios

Price Case	Gold Price ($/oz)	Silver Price ($/oz)	Post-Tax NPV 5% ($M)	Post-tax IRR (%)
Base Case	1,500	19.00	486.3	52
Three-year Trailing Average	1,788	17.73	530.7	55
Upside (Spot Case)	1,946	27.36	802.5	74
Downside (PEA Base Case Prices)	1,269	16.68	370.4	42

Note: Five-year Trailing prices and Spot Prices are based on data as of January 4, 2021. PEA Case is based on the pricing from the PEA report with effective date of May 15, 2019 and as amended July 8, 2019.

Risks

COVID-19

The major risk identified to construction of the process plant and infrastructure is disruption due to a COVID-19 outbreak on site or in the local community. To reduce the likelihood of this risk materializing, the construction workforce will be accommodated at the Project site and isolated from the local community. Access to and from site will be strictly controlled, including quarantine, and testing prior to authorising access to site, and ongoing randomized testing will continue to be implemented to site.

Mineral Resource Estimates

The drill sample spacing varies by vein and the classification of Mineral Resource estimates was assigned based on the level of confidence based on drill core sample spacing. Risk is associated with all classifications of Mineral Resource estimates; however, the greatest risk is associated with the Inferred Mineral Resource estimate.

There is a risk that the Mineral Resource estimate wireframes (>150 gpt AgEq) may be moderately biased with respect to the representative volume, and subsequent estimated tonnage and metal content. This potential bias could be where the wireframes extend somewhat too far into lower-grade (<150 gpt AgEq) assay areas of influence. When the first stope mining operation commences in each vein, a follow-up rolling reconciliation is recommended to allow for any mine call factor adjustments to be made.

Localized extremely high-grade samples were encountered in drill core sampling as part of the mineralization system.  Locally, this represents a risk in the accuracy of grade estimation for Mineral Resource and subsequent Mineral Reserve estimation, and to operational grade control.

Where only widely spaced sampling is available, the spatial extent of the high-grade mineralization may be uncertain.  This risk can be reduced through future close-range sampling to better delineate high-grade shoots within the vein systems, thereby allowing the highest-grade material to be domained to constrain spatial influence of these samples within delineated shoots. Closely spaced pre-production definition drilling in combination with duplicate sampling protocols for high-grade samples should be implemented to mitigate excessive extrapolation of high-grade values and to better inform the local, short-range, grade variability.

Mineral Reserve Estimates and Mine Plan

The main risks that can affect the Mineral Reserves are the decrease in mining recovery and the increase in mining dilution due to the narrow veins that make up the deposit. To mitigate this risk, the mine ramp-up will be gradually increased to design level and stabilized in 2025.

There is a known void area in the Babicanora Central Zone that could cause recovery problems. Although the general area is known, the exact size and geometry of the void area is unknown. To mitigate the possible impact of this risk, mining recovery was tested in Q3 and Q4 2020 with successful results. This area will require additional backfilling and grade monitoring during operations.

Historical excavations may be encountered during mining. To mitigate this risk, a test hole program will be needed during development and stoping.

A portion of the mine will require stringent measures to maintain/control good ground conditions. In addition, the mine plan requires a significant amount of development and a portion of production will rely on lower-productivity mining methods. This combination of factors represents a risk to ensure the plant operates at its designed capacity. Planned mitigation measures include early commencement of development to provide information on ground conditions, productivity, costs, and mining methods; early hire of site management personnel; stockpiling material so that the plant has an early supply of material for treatment; and gradual ramp-up.

Metallurgical Testwork and Recovery Plan

There is a risk that spikes of high clay/mica content material, with poor settling and filtration characteristics, may occur in the process plant and cause reduced capacity through the tailings filters. During detailed design, SilverCrest can further characterise the mineralized material types and identify areas that have high clay/mica contents and thus will be able to better plan for the treatment of these materials in the plant.

When treating very high-grade silver-gold-copper grades that require high cyanide and zinc reagent additions, there is potential for impurities to build up in the recirculating process water. To mitigate this, the cyanide detoxification circuit was designed to treat an additional barren bleed stream to purge impurities from the process water.

There is a risk that a larger portion of the tailings could exhibit higher clay contents than anticipated.  This could translate into greater moisture than the target at the filter plant and longer times and greater effort to process and compact the filtered tailings at the FTSF. This risk will be mitigated by providing sufficient area for the FTSF, in the early stages of stacking, where tailings that do not meet the design specifications or higher clay content tailings can be temporarily placed in the interior portion of the FTSF. Filtered tailings could then be extended and compacted when conditions allow without the need to stop tailings disposal.  This design assumed that an additional facility, the NW FTSF, could be used as an alternative for temporary, non-specification tailings storage.

Opportunities

Exploration and Mineral Resource Estimates

The most significant upside is the potential for conversion of Inferred Resources to Indicated Resources and possible Reserves, conversion of excluded Indicated Resources to Reserves, and discovery of additional mineralization that may support Mineral Resource estimation.

Inferred Mineral Resources are estimated at 1.24 Mt grading 4.35 gpt Au, and 367 gpt Ag, or 745 gpt AgEq, for 29.7 Moz AgEq.  The majority of these resources is located in the Babi Vista Vein Splay, Granaditas 1 and 2 veins, El Muerto Zone and the Babicanora Norte Vein. The most significant potential for adding resources and reserves is the Babi Vista Vein Splay with an estimated 211.4 kt grading 13.00 gpt Au and 909 gpt Ag, or 2,039 gpt AgEq for 13.85 Moz AgEq in Inferred Resources.

Indicated Mineral Resources that were not used for vein reserve calculation, not converted to Mineral Reserves, nor included in the Feasibility Study mine plan are estimated at 14.8 Moz AgEq (14.8 Moz 1.04 X 86.9 + 102.9 = 193 gpt AgEq) contained in 2.4 Mt at 1.04 gpt Au and 102.9 gpt Ag, and are either adjacent or proximate to the proposed mine plan. The most significant of these is the Babicanora Main Vein which has an estimated excluded Indicated Resource of 7.0 Moz Ag Eq contained in 1.0 Mt at 1.18 gpt Au and 108.6 gpt Ag or 8.41 Moz AgEq.

Through October 16, 2020, 45 veins had been identified, but only 21 of those veins have had sufficient drilling to support at least an Inferred Mineral Resource estimate. Surface exploration and drill-testing has identified over 30 km of potential vein strike length that remains to be tested. Future drilling should focus on step-out drilling within the known mineralization zones and testing deeper host lithologies, parallel veins and newly identified areas that had limited historical workings.

In some areas of the deposit, bulk densities are higher than the 2.55 t/m3 value used in Mineral Resource and Mineral Reserve estimation. If higher bulk densities are confirmed, there is potential to slightly increase the tonnages in the estimates.

Mine Plan

With the mine expected to showcase good ground conditions and cemented rock fill being employed in mined-out stopes, there is potential that some pillars could be recovered.

Positive exploration drilling results may present an opportunity for further optimization of the mine design and schedule ahead of commercial production. Several of the high priority exploration opportunities are within or close to the proposed footprint of underground development.

Recovery Plan

While additional studies and engineering would be required to execute a future plant expansion; conceptually, such an expansion could be achieved through the addition of a ball mill, pebble crusher and additional flotation capacity.

Interpretation and Conclusion

Under the assumptions and parameters discussed in the Report, the Project shows positive economics.

On the basis of the Project's positive economics, SilverCrest has elected to proceed with construction and has entered into an EPC agreement for delivery of the process plant and associated infrastructure.

Recommendations

A two-phase program is recommended.  The work recommended in the first phase relates to additional drilling, comprising infill and step-out drilling in the area where Mineral Resources have been estimated. This work includes exploration expansion and infill drilling based on already defined Inferred Resources for potential re-classification. The second phase focuses on studies including additional metallurgical testwork to identify areas of high mica/clay content in the veins in the mine plan, additional bulk density measurements, and updating the Mineral Resource and Mineral Reserve estimate using results of drilling, bulk density and geometallurgical testwork.

The majority of the second work phase can be completed in conjunction with the first work phase.  A portion of the density determination, scanned using a portable shortwave infrared (SWIR), work suggested in Phase 2 requires channel samples from the in-vein development.  Resource estimation would be completed once results of the Phase 1 drilling are available and would be updated to incorporate information from the proposed density and SWIR programs as those data became available.

The Phase 1 work program is estimated at $39 M. The Phase 2 program is estimated at $235,000.

* * * * * *

4.4.2 Update to the Technical Summary of the Las Chispas Feasibility Study

The following developments have occurred in relation to Las Chispas since the effective date of the Chispas Feasibility Study:

  The Company completed approximately 22,000 metres of core drilling during the first two months of 2021. Currently there are six core drill rigs at Las Chispas.

  The construction management team has now mobilized at Las Chispas with both the concrete contractor and the earthwork contractor working on site. The contractor for road work has also mobilized with main access road improvements to be underway shortly. Construction of the following has now been completed at Las Chispas: warehousing and workshops, construction of on site (internal) power line, locker and dry room, hazardous material storage, construction water pumping system and tanks, and water and sewage treatment plants. Start up for production is anticipated in mid-2022.

  Underground development is continuing at a rate of 600 metres per month. By the end of February 2021, cumulatively, the Company had completed approximately 10.1 kilometres of underground workings, including 1.8 kilometres of in-vein drifting. The total high-grade stockpile at February 28, 2021 is estimated to be 64,300 tonnes at a diluted grade of 6.5 gpt Au and 588 gpt Ag, or 1,152 gpt AgEq (86.9:1, Ag:Au). This total excludes historic stockpiles (Proven Reserves) of 162,600 tonnes grading 1.23 gpt Au, and 108 gpt Ag, or 215 gpt AgEq (86.9:1, Ag:Au).

4.4.3 Other Exploration Properties

El Picacho Property

The Picacho property is located in the State of Sonora, Mexico, approximately 40 kilometres northeast of the Las Chispas Property. The Company acquired Picacho by paying $2.4 million, including government back taxes, for 100% ownership in 11 mining concessions. During Q4 2020, the Company received all access rights and necessary drill permits (5-year license) for Picacho and as a result drilled 5,800 metres and incurred $607,769 in total exploration expenditure to December 31, 2020. Please refer to the Company's news release dated February 24, 2021 for the initial drill results for the Picacho property.

At this time, the Company currently has three core drill rigs active at the Picacho property. For the first two months of 2021, the Company has drilled an additional 10,000 metres at the Picacho property. Drill results will be announced after compilation.

Future payments, obligations or known future taxes payable in respect of the Picacho property are expected to total approximately $125,000 per year.

Cruz de Mayo Property

The Cruz de Mayo property is located in the State of Sonora, Mexico, approximately 22 kilometres northwest of the town of Cumpas and 163 kilometres north east of Hermosillo. Cruz de Mayo presently consists of the Cruz de Mayo 2 mineral concession. SilverCrest through La Llamarada has 100% ownership of the Cruz de Mayo 2 concession. The Company also had the right to purchase 100% interest in the El Gueriguito concession. However, during 2019, the Company delivered a notice of termination to the owner of the El Gueriguito mining concession.

At this time, the Company has no plans to perform any work on the Cruz de Mayo property and therefore no longer considers it to be a material property.  Future payments, obligations or known future taxes payable in respect of the Cruz de Mayo are expected to total approximately $7,500 per year.

Huasabas Property

A cancellation process on the Huasabas property was completed during 2020. Asa result, the Company's ownership of the property has terminated.

Silver Angel Property

The Silver Angel property is located approximately 165 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (estimated population 2,000) is located approximately 25 kilometres to the west of the property.  The property consists of one concession totalling 619 hectares.

At this time, the Company has no plan to perform any work on the Silver Angel property.  Future payments, obligations or known future taxes payable in respect of the Silver Angel property are expected to total approximately $10,000 per year.

Estacion Llano Property

The Estacion Llano property is located approximately 140 kilometres north of Hermosillo, Sonora, Mexico. The community of Estacion Llano (estimated population 1,000) is located approximately 8 kilometres to the east of the property.  Also, Alio Gold Inc.'s San Francisco mine is adjacent to the property, which consists of one concession totalling 2,379 hectares.

At this time, the Company has no plan to perform any work on the Estacion Llano property. This property is currently subject to litigation and, depending on the outcome, may not ultimately be transferred to the Company. As a result, there are no known future payments, obligations or known future taxes payable in respect of the Estacion Llano property except for concession payments of approximately $40,000 per year.

5. DIVIDENDS

5.1 Dividends

Since its organization, the Company has not paid any dividends on its Common Shares and there is no current intent to pay dividends in the future.

6. CAPITAL STRUCTURE

6.1 General Description of Capital Structure

The Company's authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 144,457,964 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Common Shares

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding up of the Company and payment of dividends. The Holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board. The holders of Common Shares have no pre-emptive or conversion rights. The rights attached to the Common Shares can only be modified by the affirmative vote of at least two thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

Preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of Common Shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series.  Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

7. MARKET FOR SECURITIES

7.1 Trading Price and Volume

The Common Shares of the Company are listed for trading in Canada on the TSX under the symbol "SIL". The Company's Common Shares are also listed for trading on the NYSE under the symbol "SILV".

The monthly high and low prices and total trading volumes for the Company's Common Shares on the TSX during fiscal 2020 are as set out below:

Month	High (C$)	Low (C$)	Volume
January 2020	9.22	8.05	5,976,500
February 2020	10.98	7.80	9,653,300
March 2020	9.64	4.50	19,696,300
April 2020	10.15	6.60	10,653,600
May 2020	12.65	8.77	11,869,200
June 2020	12.98	10.66	13,204,300
July 2020	14.88	11.64	8,339,900
August 2020	14.55	11.12	10,163,700
September 2020	13.97	10.84	10,891,600
October 2020	13.14	10.93	6,321,000
November 2020	14.20	10.77	6,990,500
December 2020	14.42	10.93	6,553,100

The monthly high and low prices and total trading volumes for the Company's Common Shares on the NYSE during fiscal 2020 are as set out below:

Month	High (US$)	Low (US$)	Volume
January 2020	7.10	6.16	11,085,000
February 2020	8.30	5.86	15,693,400
March 2020	7.24	3.28	40,092,500
April 2020	7.34	4.66	19,040,300
May 2020	9.18	6.21	22,073,400
June 2020	9.69	7.81	21,310,800
July 2020	11.12	8.51	20,139,000
August 2020	10.94	8.37	20,710,500
September 2020	10.71	8.08	18,723,300
October 2020	9.91	8.22	14,035,800
November 2020	10.90	8.26	14,407,600
December 2020	11.45	8.53	16,099,000

8. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

8.1 Escrowed Securities

To the Company's knowledge, there are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9. DIRECTORS AND OFFICERS

9.1 Name, Occupation and Security Holding

The following table sets forth the name, province or state and country of residence, position with the Company at the date hereof, and principal occupation during the five preceding years of each director and executive officer of the Company. Each of the directors of the Company holds office until the next annual general meeting of the Company unless the director's office is earlier vacated in accordance with the articles of the Company or the director becomes disqualified to serve as a director.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years

Graham C. Thody(1) British Columbia, Canada	Chairman and Director	Director since August 6, 2015

Retired Chartered Professional Accountant; Consultant to UEX Corporation (a uranium and cobalt exploration and development company) ("UEX") from January 2014 to December 2015; Chairman of UEX since January 2015; Chairman of Goldsource Mines Inc. ("Goldsource") from February 2014 to January 2018; Director of Goldsource since December 2003; and Director of ValOro Resources Inc. (formerly Geologix Exploration Inc.) from May 2005 to December 2018.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
N. Eric Fier British Columbia, Canada	Chief Executive Officer and Director	Director since June 23, 2015

Chief Executive Officer of the Company since June 2015; President of the Company from August 2015 to January 1, 2018, and; Chief Operating Officer of Goldsource from June 2010 to November 23, 2020; Executive Chairman of Goldsource since January 2018; Interim VP of Finance of Goldsource since November 2020; Chief Operating Officer, from May 2003 to October 2015, and President, from June 2013 to February 2015, of SilverCrest Mines; and President of Maverick (Mining) Consultants Inc. since July 2001.

Laura Diaz Mexico City, Mexico	Director	Director since November 11, 2020

Partner of a law firm in Mexico since July 2020; self-employed from July 2019 to June 2020; General Director of Mines at the Minister of Economy from December 2018 to June 2019; and Partner of a law firm in Mexico from July 2012 to November 2018.

Ross O. Glanville(2)(3) British Columbia, Canada	Director	Director since August 6, 2015	Professional Mining Engineer and Corporate Director

Hannes Portmann(1)(2)(4) Ontario, Canada	Director	Director since October 31, 2018

Chief Financial Officer and Business Development of Marathon Gold Corporation since October 2019; Independent Consultant from June 2018 to September 2019; President and Chief Executive Officer of New Gold Inc. from January 2017 through May 2018 and Executive Vice President, Business Development of New Gold Inc. from December 2015 to December 2016.

John H. Wright(2)(3)(4) British Columbia, Canada	Director	Director since January 1, 2017	Member of Business Development of Capstone Mining Corp. since December 2006; and Director of several publicly listed mineral exploration companies.

Ani Markova(1)(3)(4) Ontario, Canada	Director	Director since May 31, 2019

Founder and CEO of Investor View Advisory since August 2020; Chartered Financial Analyst and Corporate Director; Director of Golden Star Resources since September 2019; and VP and Portfolio Manager at AGF Investments from August 2003 to January 2019.

Christopher Ritchie Ontario, Canada	President	N/A	President of the Company since January 1, 2018; and Director at National Bank of Canada from 2014 to 2017.

Pierre Beaudoin Ontario, Canada	Chief Operating Officer	Director from May 31, 2018 to December 10, 2018	Chief Operating Officer of the Company since November, 2018; and Chief Operating Officer of Detour Gold Corporation from March 2013 to July 2017.

Anne Yong British Columbia, Canada	Chief Financial Officer	N/A

Chief Financial Officer of the Company since January 2017; Corporate Controller of the Company from October 2015 to December 2016; and Corporate Compliance and Disclosure Officer of SilverCrest Mines from September 2014 to October 2015.

Tara Hassan British Columbia, Canada	Vice President, Business Development	N/A

Vice President, Corporate Development of the Company since September 2020; Director, Mining Content and Strategy of VRIFY Technology Inc from January 2020 to September 2020; and Senior VP Equity Analyst, Metals and Mining of Raymond James Ltd. from November 2016 to December 2019

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
S. Rosy Fier British Columbia, Canada	Vice President, Exploration and Technical Services	N/A

Vice President, Exploration and Technical Services of the Company since January 2019; Exploration Manager of the Company from October 2015 to December 2018; and Exploration Manager of SilverCrest Mines from September 2012 to October 2015.

Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Partner of Koffman Kalef LLP, a law firm (since 1993).

___________________

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Safety Environmental and Social Sustainability Committee.

As at the date hereof, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 6,230,092 Common Shares or 4.3% of the then issued and outstanding Common Shares of the Company.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the directors or executive officers is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:

(a) is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. ("Clifton") (now First Mining Gold Corp.) when the British Columbia Securities Commission ("BCSC") issued a cease trade order on July 22, 2011, in connection with Clifton's failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton's mineral resource estimates on its material properties. After changes in Clifton's management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX-V reinstated the trading of Clifton's stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Mr. Glanville was also a director of Starfield Resources Inc. ("Starfield"), a company which filed a notice of intention to make a proposal ("Notice of Intention") pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PricewaterhouseCoopers ("PwC") was appointed as the trustee ("Proposal Trustee") in Starfield's proposal proceedings. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List), the time for Starfield to file a proposal expired on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake project in early June 2013. In consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield is deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013, and PwC became the trustee in bankruptcy of Starfield. Starfield also announced that all the directors of the Company and its subsidiaries had resigned effective as at the close of business on June 28, 2013.

On August 31, 2015, Pierre Beaudoin was the Chief Operating Officer of Detour Gold Corporation ("Detour Gold") when Detour Gold was advised that the Ontario Provincial Police would be investigating the circumstances surrounding the death of an employee that occurred at the Detour Lake mine site on June 3, 2015. On April 21, 2016, Detour Gold was charged with one count of criminal negligence causing death under the Criminal Code as a result of the June 2015 fatality. On August 30, 2017, Detour Gold pleaded guilty to the one count of criminal negligence.  A sentencing hearing was held on August 30 and 31, 2017.  Detour Gold was ordered to pay a fine of $1.4 million plus the 30% victim surcharge provided for under the Criminal Code.  In addition, the court, as requested by Detour Gold, ordered a restitution payment for the family of the deceased worker for lost income through to retirement which was considered when determining the fine amount.

On May 13, 2014, Pierre Beaudoin was the Chief Operating Officer of Detour Gold when a proposed securities class action claiming, among other things, special and general damages in the amount of $80 million, was commenced against Detour Gold and its former President and Chief Executive Officer in relation to Detour Gold's secondary market public disclosure concerning the Detour Lake Mine operations between April 9, 2013 and November 7, 2013 (the "Class Action Claim"). On July 10, 2014, the plaintiff issued an Amended Statement of Claim incorporating allegations in respect of Detour Gold's primary market disclosure, specifically in respect of Detour Gold's final short form prospectus dated June 2, 2013. On November 29, 2016, the parties agreed to settle the Class Action Claim for $6 million and dismiss the action without any admission of liability subject to court approval which was subsequently obtained on June 27, 2017.

9.3 Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the business of the Company.  In particular, certain of the proposed directors and/or officers of the Company serve as directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties and whose business may, from time to time, be in direct or indirect competition with the Company. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company.  Conflicts, if any, will be subject to and governed by laws applicable to directors' and officers' conflicts of interest, including the procedures and remedies available under the BCBCA. The BCBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA. The Company is not aware of any existing or potential material conflicts of interest between the Company and any current or proposed director or officer of the Company.

10. AUDIT COMMITTEE DISCLOSURE

Pursuant to the BCBCA and the Canadian Securities Administrators' National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company's audit committee is required to have a charter.  A copy of the Company's Audit Committee Charter is set out in Appendix A to this Annual Information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair)	Yes	Yes
Ani Markova	Yes	Yes
Hannes Portmann	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Graham C. Thody - Mr. Thody is a Chartered Professional Accountants. Mr. Thody has served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, an accounting firm located in Vancouver, British Columbia, from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX from November 2009 until his retirement in January 2014.  He is currently a director of two other reporting companies, including UEX where he is currently Chairman, which are involved in mineral exploration and development throughout North and South America.

Ani Markova - Ms. Markova has over 20 years of capital markets involvement and more than 25 years of overall work experience in the finance industry. She has extensive experience in qualitative and quantitative financial analysis, capital allocation and marketing. Ms. Markova is an award-winning portfolio manager who managed up to $2 billion of mutual fund assets and spent more than 15 years investing in the global mining sector and commodity markets while at AGF Investments Inc. from August 2003 to January 2019. In addition, Ms. Markova is currently a director of Golden Star Resources. She is also actively engaged with public companies on Environmental, Social and Governance topics and integration of such factors in their capital allocations and reporting through Investor View Advisory Inc. Ms. Markova has an MBA from George Washington University, Washington, D.C. and has earned her Chartered Financial Analyst and Corporate Directors International designations.

Hannes P. Portmann - Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen's University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto. He is currently the Chief Financial Officer and Business Development of Marathon Gold Corporation. Mr. Portmann also spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. Previously, as Executive Vice President, Business Development, Mr. Portmann's primary areas of responsibility were: corporate development, investor relations, human resources and exploration. Prior to New Gold, he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.

Reliance on Certain Exemptions

At no time since January 1, 2020, has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services),or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

Audit Committee Oversight

At no time since January 1, 2020, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has specifically approved the auditor's review of the Company's corporate tax returns and other non-audit services for fees of up to C$165,000 for the next fiscal year.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2020	C$178,694	C$71,551	C$28,411	C$133,791
December 31, 2019	C$40,488	C$47,141	C$13,000	C$5,610

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".

(2) Pertains to professional services for tax compliance, tax advice, and tax planning.  The nature of the services comprising the fees disclosed under this category relates to the preparation of the Corporate Tax Returns of the Company its subsidiaries, together with related schedules.

(3) During the financial year ended December 31, 2019, the nature of the services comprising the fees disclosed under this category include involvement in the Company's annual information form dated March 11, 2019 and Form 40-F dated March 11, 2019. During the financial year ended December 31, 2020, the nature of the services comprising the fees disclosed under this category include services related to transfer pricing and involvement in the Company's annual information form dated March 27, 2020 and Form 40-F dated March 30, 2020 and amended May 22, 2020.

11. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1 Legal Proceedings

In late March 2017, the Company's Mexico subsidiary, La Llamarada, filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. ("IMSS"), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honour an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to La Llamarada.  Court proceedings are in progress.

The Company's Mexico subsidiary, La Llamarada commenced a claim (on February 26, 2019) against Nusantara  de Mexico, S.A. de C.V., a subsidiary of First Majestic Silver Corp, and others, alleging the improper appropriation of geophysical information from the Las Chispas property by the conduct of aeromagnetic geophysical surveys by helicopter overflights of the Las Chispas property. Court proceedings are in progress.

There are no other legal proceedings during the Company's last financial year which are and to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

11.2 Regulatory Actions

During the Company's last financial year:

(a) no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;

(b) no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company's securities; and

(c) no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

12. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1 Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein, no director or executive officer of the Company and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of the Company, and no associate or affiliate of any of the person or companies referred to above, has any material interest, direct or indirect, in any transactions since the Company's incorporation on June 23, 2015, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

13. TRANSFER AGENT AND REGISTRARS

13.1 Transfer Agent and Registrars

Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario) is the transfer agent and registrar for the Common Shares of the Company.

14. MATERIAL CONTRACTS

14.1 Material Contracts

Other than the following contract, available on SEDAR (www.sedar.com), there are no contracts that are material to the Company that were entered into within the last financial year of the Company or before the last financial year but is still in effect (other than contracts entered into in the ordinary course of business of the Company):

(a) Credit agreement dated December 31, 2020 among NorCrest (as borrower), and the Company, La Llamarada, Babicanora Agricola Del Noroeste, S.A. de C.V., SilverCrest Metals de Mexico, S.A. de C.V., Tinto Roca Exploracion, S.A. de C.V., Altadore Energia. S.A. de C.V. (as guarantors), and RK Mine Finance Bermuda 4 Limited (as lender) in respect of the Credit Facility.

15. INTERESTS OF EXPERTS

15.1 Technical Report Authors

Robin Kalanchey, P.Eng., Scott Weston, P.Geo., William Stone, P.Geo., Eugene Puritch, P.Eng., David Burga P.Geo., Jarita Barry, P.Geo., Yungang Wu, P.Geo., Andrew J. Turner P.Geol., Carl Michaud, P.Eng., Michael Verreault, P.Geo.,  Khosrow Aref, P. Eng., Humberto Preciado, P.E., independent qualified persons, are the authors of the "NI 43-101 Technical Report and Feasibility Study on the Las Chispas Property" effective January 4, 2021, and filed on SEDAR at www.sedar.com.

To the best of the Company's knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by the experts listed above when the particular expert's report was prepared, was received by such expert after the preparation of the report, or will be received by such expert.

15.2 Auditors

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 25, 2021, with respect to the Company’s consolidated financial statements as at December 31, 2020 and December 31, 2019 and for each of the years ended December 31, 20201 and 2019 and the Company’s internal control over financial reporting as at  December 31, 2020, which were filed with the Canadian securities regulators on SEDAR (www.sedar.com). PricewaterhouseCoopers LLP has advised that they are independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3520, Auditor Independence.

16. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information in respect of 2020, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, will be contained in the Company's information circular for the Company's annual general meeting of shareholders anticipated to be held on June 15, 2021. Such information for 2019 is contained in the Company's information circular dated May 4, 2020 for the Company's last annual general meeting of shareholders held on June 15, 2020.

Additional information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2020.

APPENDIX A

SILVERCREST METALS INC.

(the "Company")

Audit Committee Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors ("Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of  internal  controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;

  review the Company's financial statements;

  oversee, review and appraise the performance of the Company's external auditor; and

  provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be "independent" directors (as defined in National Instrument 52-110 - Audit Committees, or any successor instrument thereto, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Section 803A and 803B(2) of the NYSE American LLC Company Guide).

Each member of the Committee shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one member of the Committee must be financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and shall serve until the next annual shareholders' meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports

(a) review and update, if applicable or necessary, this Audit Committee Charter annually;

(b) review with management and the independent auditor the Company's annual and interim  financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c) review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d) review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f) review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2. External Auditor

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

(a) review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b) obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;

(c) review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d) take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e) appoint, retain and replace the external auditor to be nominated annually for shareholder approval;

(f) determine the compensation to be paid to the external auditor;

(g) oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(h) at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(i) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(j) review with the external auditor the audit plan for the year-end financial statements; and

(k) deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre- approval.  Pre-approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3. Financial Reporting Processes

(a) in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;

(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e) following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f) review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g) review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i) review certification process;

(j) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l) carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4. Other

(a) review any material related party transactions;

(b) periodically review and recommend changes to the Board of the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for any directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and US securities regulatory authorities as required by law;

(c) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d) set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(e) be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.